FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

EXHIBIT 1

TURKCELL ILETISIM HIZMETLERI A.S. REPORTS RESULTS

FOR THE FIRST QUARTER 2007

Strong Financial Performance Continues

Istanbul, Turkey, May 9, 2007 – Turkcell (NYSE:TKC, ISE:TCELL), (www.turkcell.com.tr), the leading provider of mobile communications services in Turkey, today announced results for the first quarter ended March 31, 2007. All financial results in this press release are unaudited, prepared in accordance with International Financial Reporting Standards (“IFRS”) and expressed in US$.1

Beginning this quarter, we will provide a year on year comparison of our key indicators because we believe it provides a more complete picture of our performance for the reader. We are making this change mainly on the basis of more stable macro economic environment in Turkey and to eliminate the effects of seasonality in quarter on quarter analysis. In this press release figures in parentheses following the operational and financial results for the first quarter 2007 refer to the same item in the first quarter of 2006. For further details, please refer to our consolidated financial statements and notes for the quarter ended March 31, 2007 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

Highlights of the Quarter

•	Revenue increased by 14% on an annual basis to US$1.3 billion (US$1.1 billion) in the first quarter of 2007
•	Turkcell recorded an EBITDA* margin of 40% in the first quarter of 2007
•	Net income increased 45% on an annual basis to US$272.1 million (US$187.2 million) due to a continued strong operational performance
•	Turkcell’s subscriber base grew by 12% on an annual basis to 32.2 million (28.7 million) as of March 31, 2007
•	Minutes of usage per subscriber (“MoU”) in the first quarter of 2007 increased on an annual basis by 9% to 63 minutes (58 minutes)
•	Turkcell recorded average revenue per user (“ARPU”) of US$12.1 (US$12.2) in the first quarter of 2007 despite depreciation of TRY against USD of 6% during the period
•	Astelit, Turkcell’s Ukrainian subsidiary, recorded encouraging results with 150% increase in revenue on an annual basis

*EBITDA is a non-GAAP financial measure. See page 10 for the reconciliation of EBITDA to net cash used for operating activities.

_________________________

1 Please note that all financial data is consolidated and comprises of Turkcell Iletisim Hizmetleri A.S., (the “Company”, “Turkcell”) and its subsidiaries and its associates (together referred to as the “Group”). All non-financial data is unconsolidated and comprise of Turkcell only. The terms "we", "us", and "our" in this press release refer only to the Company, except in discussions of financial data, and where such terms refer to the Group, and where context otherwise requires.

Comments from the CEO, Sureyya Ciliv

“I am very pleased that we delivered a quarter of strong growth where revenue increased 14% and net income increased 45% over the same period last year. Our customers responded well to our best value offers and to our marketing campaigns.

The number of new subscriptions was a new record for any first quarter. Despite a slow start in January due to the introduction of a new dealer incentive program, we have built strong momentum in customer acquisitions through the quarter.

I am also pleased about the business performance of our international operations and especially the progress made in our subsidiary in Ukraine.

I thank all of the Turkcell employees and business partners for their hard work, dedication and focus on customer satisfaction. I congratulate them all for a successful quarter. “

OVERVIEW OF THE QUARTER

During the first quarter of 2007, the stability in the Turkish macro economic environment continued. However, there have been important developments in the political sphere in Turkey recently, due to the upcoming elections. These developments may result in potential political and economical uncertainties during the forthcoming months which we will monitor closely.

The growth in the Turkish GSM market continued in first quarter of 2007, to an extent driven by some aggressive acquisition campaigns introduced by our competitors. We maintained our leading position in the market while maintaining our value focus and sustaining a balance with our revenue goals despite an increasing competitive environment.

In line with our vision “to ease and enrich the lives of our subscribers”, we communicated our value propositions to our customers, sales network and dealers. We promoted the quality and reliability of our network, the range of our different value offers, the variety and convenience of our services and the additional benefits of being a Turkcell customer.

During this period, we continued to focus on customer satisfaction and loyalty, mainly targeting youth, premium and corporate segments, as well as encouraging higher usage through introducing voice, SMS and data packages, and continuing with our customized offers and campaigns. We also continued to design attractive campaigns providing additional co-branded benefits to emphasize our value propositions to our youth club and professionals club members. Furthermore, during this period, we introduced several actions to attract postpaid subscriptions as a result, expanding our postpaid subscriber base and usage amongst these subscribers.

Overall in our market, we can conclude that we have seen continued trends from our competitors towards a more rational competitive environment through upward price adjustments and more chargeable minute campaigns despite more aggressive acquisition offers.

With regard to developments in the regulatory environment, the Telecommunications Authority recently announced the tender conditions for granting of the 3G Licenses in Turkey; to be held on May 25, 2007.

2

Financial and Operational Review of First Quarter 2007

The following discussion focuses principally on the developments and trends in our business in the first quarter of 2007. Selected financial information for the first quarter of 2006, fourth quarter of 2006, full year 2006 and first quarter of 2007 are also included at the end of this press release.

Macro environment Information

	Q1 2006	Q4 2006	Q1 2007	Q1 2007-Q1 2006 % Chg	Q1 2007- Q4 2006 % Chg

TRY / US$ rate
Closing Rate	1.3427	1.4056	1.3801	2.8%	(1.8%)
Average Rate	1.3252	1.4538	1.4024	5.8%	(3.5%)
INFLATION
CPI	1.3%	2.8%	2.4%	-	-
PPI	2.5%	0.1%	1.9%	-	-

The Turkish economy has been enjoying solid and stable growth in the last few years. However, there have been recent developments in the political environment that may result in potential political and economical uncertainties in the forthcoming quarters. Turkcell maintains its cautious stance primarily due to high uncertainty in local politics and concerns in the economy. We closely monitor the financial and political agenda in this volatile environment. We pay significant attention to liquidity and currency risks in line with our treasury management policies.

3

Financial Review

Profit & Loss Statement (million US$)	Q1 2006	Q4 2006	Q1 2007	Q1 2007-Q1 2006 % Chg	Q1 2007-Q4 2006 % Chg

Total revenues	1,132.2	1,203.3	1,294.8	14.4%	7.6%
Direct cost of revenues	(667.4)	(662.0)	(686.0)	2.8%	3.6%
Depreciation and amortization	196.8	164.9	188.7	(4.1%)	14.4%
Administrative expenses	(41.3)	(29.2)	(52.4)	26.9%	79.5%
Selling and marketing expenses	(206.1)	(211.8)	(231.7)	12.4%	9.4%

EBITDA	414.3	465.2	513.3	23.9%	10.3%
EBITDA Margin	37%	39%	40%	-	-

Financial expense	(20.2)	(42.0)	(51.1)	153.0%	21.7%
Financial income	53.6	63.0	76.7	43.1%	21.7%
Net finance income	33.4	21.0	25.6	(23.4%)	21.9%
Share of profit of associates	15.8	16.3	17.7	12.0%	8.6%
Income tax expense	(87.4)	(52.0)	(100.6)	15.1%	93.5%
Net income	187.2	289.6	272.1	45.4%	(6.0%)

Revenue: Our revenues increased by 14% to US$1,294.8 million compared to the same quarter of 2006 on the back of an increasing subscriber base and usage, increase in tariffs as well as the contribution of our consolidated subsidiaries despite the depreciation of TRY against US$.

Direct cost of revenue: Direct cost of revenues, including depreciation and amortization, remained almost stable at US$686.0 million. Direct cost of revenues did not increase parallel to revenues mainly due to the change in the gross revenue definition as of March 10, 2006 that resulted in a decrease in treasury share fee expenses.

Depreciation and amortization decreased to US$188.7 million in the first quarter of 2007 compared to US$196.8 million in the first quarter of 2006 mainly due to the fully depreciated assets and depreciation of TRY against US$.

Interconnection costs also decreased year on year by 8% to US$83.0 million due to the revision of call termination rates and the depreciation of TRY against US$.

Selling and marketing expenses: Selling and marketing expenses in the first quarter of 2007 increased by 12% on an annual basis to US$231.7 million through higher marketing campaign costs and investments in channel in line with trends in the competitive environment. The proportion of selling and marketing expenses to revenue remained stable at 18%.

Administrative expenses: The year on year increase in administrative expenses was mainly due to consultancy expenses related to the investment opportunities and administrative expenses as a proportion of revenue remained stable at 4%.

4

Compared to the fourth quarter of 2006, the increase was due to a one time reversal recorded in the fourth quarter of 2006 regarding the income accrual of approximately US$15.5 million recognized for the success fee previously paid to BNP Paribas for Irancell.

Share of profit of equity accounted investees: In the first quarter of 2007, our equity in net income of unconsolidated investees increased to US$17.7 million compared to US$15.8 million the first quarter of 2006 mainly due to solid operational growth in our Fintur operations.

Net finance income: As a result of an increasing cash balance and interest rates, financial income increased to US$76.7 million. On the other hand, our finance expense increased to US$51.1 million mainly due to the foreign exchange loss on foreign currency assets and transactions.

Overall, our net financing income decreased by 23% to US$25.6 million compared to the same quarter of 2006.

Income tax expense: The total taxation charge in the first quarter of 2007 increased by 15.1% year on year to US$100.6 million mainly due to increase in profit before tax and decrease in deferred tax benefit recognized from investment incentive allowance as a result of the decrease in corporate tax rate from 30% to 20%.

Out of the total tax charge, US$114.3 million was related to current tax charges in the first quarter of 2007 and deferred tax income of US$13.7 million was realized during the quarter.

Income tax expense (million US$)	Q1 2006	Q4 2006	Q1 2007	Q1 2007-Q1 2006 % Chg	Q1 2007-Q4 2006 % Chg

Current Tax expense	(69.5)	(64.2)	(114.3)	64.5%	78.0%
Deferred Tax expense	(17.9)	12.2	13.7	176.5%	12.3%
Income Tax expense	(87.4)	(52.0)	(100.6)	15.1%	93.5%

EBITDA: EBITDA in the first quarter of 2007 increased by 24% year on year to US$513.3 million due to increase in revenues and decrease in Treasury Share fee expenses and interconnection costs. Consequently, EBITDA margin increased to 40% for the first quarter of 2007.

5

Net income: We recorded 45% annual growth in net income to US$272.1 million in the first quarter of 2007 mainly due to the improved EBITDA.

Total Debt: Our consolidated debt amounted to US$579.2 million as of March 31, 2007. Of this total amount, US$462.7 million was related to our Ukraine operations.

Consolidated Cash Flow (million US$)	Q1 2006	Q4 2006	Q1 2007

Net cash provided by operating activities	98.1	729.5	343.5
Net cash used for investing activities	(113.4)	(135.1)	(17.6)
Net cash provided by/(used for) financing activities	196.5	(41.7)	(56.6)
Cash Balance	1,000.3	1,598.6	1,862.7

Cash Flow Analysis: Our net cash flow from operating activities increased to US$343.5 million in the first quarter of 2007 mainly resulting from the increase in net income in the first quarter due to strong operational performance.

In the first quarter of 2007, net cash used for investing activities decreased to US$17.6 million mainly resulting from interest and dividends received.

Capital expenditures in the first quarter of 2007 amounted to US$130.0 million of which US$50.0 million was related to our Ukrainian operations.

Consequently, our cash position at the end of the first quarter of 2007 reached US$1,862.7 million.

6

Operational Review

Summary of Operational Data	Q1 2006	Q4 2006	Q1 2007	Q1 2007- Q1 2006 % Chg	Q1 2007- Q4 2006 % Chg

Number of total subscribers (million)	28.7	31.8	32.2	12.2%	1.3%
Number of post-paid subscribers (million)	5.5	5.8	5.9	7.3%	1.7%
Number of pre-paid subscribers (million)	23.2	26.0	26.3	13.4%	1.2%

ARPU (Average Monthly Revenue per User), blended (US$)	12.2	11.8	12.1	(0.8%)	2.5%
ARPU, postpaid (US$)	30.5	31.1	32.2	5.6%	3.5%
ARPU, prepaid (US$)	7.9	7.5	7.6	(3.8%)	1.3%

Churn (%)	3.5	4.4	5.1	-	-

MOU (Average Monthly Minutes of usage per subscriber), blended	57.9	74.1	62.8	8.5%	(15.2%)

Subscribers: Our subscriber base grew by 12% on an annual basis and reached 32.2 million as of March 31, 2007. We added approximately 484,000 net new subscribers in the first quarter of 2007. New gross subscribers acquired in the first quarter of 2007 consisted of 87% prepaid subscribers and 13% postpaid subscribers ensuring an increase in terms of the percentage of postpaid subscriber acquisitions overall.

Churn Rate: Churn refers to disconnected subscribers, whether disconnected voluntarily or involuntarily. In the first quarter of 2007, we recorded a churn rate of 5.1% mainly due to prepaid involuntary churn triggered by high acquisition campaigns in the market in the third quarter of 2006.

MoU: Our blended minutes of usage per subscriber (“MoU”) in the first quarter of 2007 increased on an annual basis by 9% to 63 minutes mainly due to our segment based offers.

ARPU: Our blended average revenue per user (“ARPU”) remained at almost stable levels of US$12.1 compared to the same quarter in 2006. This stability was mainly due to price adjustments and increased usage despite a 6% depreciation of TRY against US$ and dilutive impact of growing prepaid subscriber base during this period.

7

International Operations

Fintur

We hold a 41.45% stake in Fintur and through Fintur we hold interests in GSM operations in Kazakhstan, Azerbaijan, Moldova, and Georgia.

FINTUR as of March 31, 2007	Subscriber (mio)	Revenue (US$ mio)

Kazakhstan	3.9	163.1
Azerbaijan	2.5	88.3
Moldova	0.5	11.4
Georgia	1.1	34.9
TOTAL	8.0	297.7

Fintur’s operations recorded growth in revenues on annual basis during the first quarter of 2007 and consolidated revenues of Fintur reached US$297.7 million as of March 31, 2007. Fintur added approximately 0.7 million net new subscribers in the first quarter of 2007.

We account for our investment in Fintur using the equity method. Fintur’s contribution to income was US$22.1 million (US$15.8 million) in the first quarter of 2007.

Ukraine

Astelit, in which we hold a 55% stake through Euroasia, has operated in Ukraine since February 2005 under the brand “life:)”.

During the first quarter of 2007;

•	Astelit continued to achieve encouraging results through growing its revenue by 150% on annual basis.
•	Astelit’s operational indicators have remained very strong with subscribers at 5.8 million

•	3 months active subscriber base has reached 60% levels
•	3 month active ARPU increased by 55% on annual basis.

8

Summary Data for Astelit	Q1 2006	Q4 2006	Q1 2007

Number of subscribers (million)
Total	3.3	5.6	5.8
Active (3 months)[1]	2.2	3.1	3.5

Average Revenue per User (ARPU) in US$
Total	2.0	2.0	2.5
Active (3 months)	2.7	4.1	4.2

Revenue	17.1	30.5	42.8
EBITDA[1]	(17.7)	(26.5)	(16.5)
Net Loss	(55.9)	(29.9)	(44.9)

Capex	55.7	83.3	50.0

In December 2005, a long term financing package was obtained by Astelit amounting to US$540 million that consisted of a syndicated senior loan (US$390 million) and a junior loan (US$150 million). As of March 31, 2007, approximately US$369 million of the senior syndicated facility was utilized. In 2006, Astelit started discussions with the lenders of the senior syndicated facility and proposed it’s restructuring and notified that Turkcell shall purchase the loans and commitments held by lenders that do not consent to the restructuring proposal. As of today, it is likely that we will take over the majority of the syndicated senior loan amounting to US$369 million and the restructuring is expected to be finalized in the third quarter of 2007. Astelit intends to refinance this debt to Turkcell within the next 18 months, depending on the market conditions and its performance.

_________________________

2 Active subscribers are those who in the past three months made a transaction which brought revenue to the Company.

3  EBITDA is a non GAAP financial measure. See page 11 for the reconciliation of Astelit EBITDA to net cash used for operating activities

9

Reconciliation of Non-GAAP Financial Measures

We believe that EBITDA is a measure commonly used by companies, analysts and investors in the telecommunications industry, which enhances the understanding of our operating results and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool and, accordingly, we believe that the presentation of EBITDA provides useful and relevant information to analysts and investors.

Beginning from the 2006 fiscal year, we have revised the definition of EBITDA which we use and we report EBITDA using this new definition starting from the first quarter of 2006 results announcement to provide a new measure to reflect solely cash flow from operations.

The EBITDA definition used in our previous press releases and announcements had included Revenues, Direct Cost of Revenues excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses, translation gain/(loss), financial income, income on unconsolidated subsidiaries, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense). Our new EBITDA definition includes Revenues, Direct Cost of Revenues excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), financial income, income on unconsolidated subsidiaries, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense).

EBITDA is not a measure of financial performance under IFRS and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity.

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash provided by operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

TURKCELL US$ million	Q1 2006	Q4 2006	Q1 2007	Q1 2007-Q1 2006 % Chg	Q1 2007-Q4 2006 % Chg

EBITDA	414.3	465.2	513.3	23.9%	10.3%
Other operating income/(expense)	(2.0)	(0.4)	1.0	(150.0%)	(350.0%)
Financial income	53.6	63.0	76.7	43.1%	21.7%
Financial expense	(20.2)	(42.0)	(51.1)	153.0%	21.7%
Net increase (decrease) in assets and liabilities	(347.6)	243.7	(196.4)	(43.5%)	(180.6%)
Net cash provided by operating activities	98.1	729.5	343.5	250.2%	(52.9%)

10

EUROASIA US$ million	Q1 2006	Q4 2006	Q1 2007	Q1 2007-Q1 2006 % Chg	Q1 2007-Q4 2006 % Chg

EBITDA	(17.7)	(26.5)	(16.5)	(6.8%)	(37.7%)
Other operating income/(expense)	(1.3)	(0.3)	-	-	-
Financial income	0.1	0.2	0.3	200.0%	50.0%
Financial expense	(15.1)	(2.8)	(9.8)	(35.1%)	250.0%
Net increase (decrease) in assets and liabilities	22.2	46.9	22.8	2.7%	(51.4%)
Net cash provided by operating activities	(11.8)	17.5	(3.2)	(72.9%)	(118.3%)

Turkcell Group Subscribers

We have approximately 40.2 million proportionate GSM subscribers as of March 31, 2007. This is calculated by taking the number of GSM subscribers in Turkcell and each of our subsidiaries and multiplying the number of unconsolidated investees by our percentage ownership interest in each subsidiary. This figure includes the proportionate rather than total number of Fintur’s GSM subscribers however, includes the total number of GSM subscribers in Ukraine and in our operations in Turkish Republic of Northern Cyprus (“Northern Cyprus”) because the financial statements of our subsidiaries in Ukraine and Northern Cyprus are consolidated with Turkcell’s financial statements.

Turkcell Group Subscribers (million)	Q1 2006	Q4 2006	Q1 2007	Q1 2007- Q1 2006 % Chg	Q1 2007- Q4 2006 % Chg

Turkcell	28.7	31.8	32.2	12.2%	1.3%
Ukraine	3.3	5.6	5.8	75.8%	3.6%
Fintur (pro rata)	1.5	1.8	1.9	26.7%	5.6%
Northern Cyprus	0.2	0.2	0.3	50.0%	50.0%
TURKCELL GROUP	33.7	39.4	40.2	19.3%	2.0%

Forward-Looking Statements

This release may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “may,” “will,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe” or “continue.”

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

www.turkcell.com.tr

11

ABOUT TURKCELL

Turkcell is the leading GSM operator in Turkey with 32.2 million postpaid and prepaid customers as of March 31, 2007 operating in a three player market with a market share of approximately 60% as of December 31, 2006 (Source: The Telecommunications Authority). In addition to high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (“GPRS”) countrywide and Enhanced Data Rates for GSM Evolution (“EDGE”) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 548 operators in 193 countries as of May 4, 2007. Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$1,295 million net revenues as of March 31, 2007 and US$4,700 million net revenues as of December 31, 2006 as per IFRS financial statements. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (“New York Stock Exchange”) and the ISE (“Istanbul Stock Exchange”) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 7.46% by Cukurova Group, 13.07% by Sonera Holding, 5.07% by M.V. Group and 0.01% by others while the remaining 23.39% is free float.

For further information please contact:

Contact:

Turkcell:

Investors:

Koray Ozturkler, Investor Relations

Tel: +90-212-313-1500

Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations

Tel: + 90-212-313-1275

Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media: Doruk Arbay, Corporate Communications Tel: + 90-212-313-2319 Email: doruk.arbay@turkcell.com.tr

12

TURKCELL ILETISIM HIZMETLERI A.S.
SELECTED FINANCIALS

	Quarter Ended March 31, 2006	Quarter Ended December 31, 2006	Year Ended December 31, 2006	Quarter Ended March 31, 2007

Consolidated Statement of Operations Data
Revenues
Communication fees	1,047.6	1,128.9	4,406.7	1,193.3
Commission fees on betting business	60.0	38.9	172.4	58.2
Monthly fixed fees	13.9	15.8	57.6	12.6
SIM card sales	5.8	6.0	21.0	6.9
Call center revenues and other revenues	4.9	13.7	42.6	23.8
Total revenues	1,132.2	1,203.3	4,700.3	1,294.8
Direct cost of revenues	(667.4)	(662.0)	(2,627.9)	(686.0)

Gross profit	464.8	541.3	2,072.4	608.8
Administrative expenses	(41.3)	(29.2)	(154.9)	(52.4)
Selling & marketing expenses	(206.1)	(211.8)	(827.5)	(231.7)
Other operating income / (expense)	(2.0)	(0.4)	1.6	1.0

Operating profit before financing costs	215.4	299.9	1,091.6	325.7
Financial expense	(20.2)	(42.0)	(108.0)	(51.1)
Financial income	53.6	63.0	184.0	76.7
Share of profit of associates	15.8	16.3	78.6	17.7

Income before taxes and minority interest	264.6	337.2	1,246.2	369.0
Income tax expense	(87.4)	(52.0)	(413.2)	(100.6)

Income before minority interest	177.2	285.2	833.0	268.4
Minority interest	10.0	4.4	42.5	3.7

Net income	187.2	289.6	875.5	272.1

Net income per share	0.085084	0.131651	0.397951	0.123699
Other Financial Data

Gross margin	41%	45%	44%	47%
EBITDA(*)	414.3	465.2	1,820.0	513.3
Capital expenditures	137.7	210.7	604.8	130.0

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	1,000.3	1,598.6	1,598.6	1,862.7
Total assets	5,576.7	6,089.7	6,089.7	6,488.1
Long term debt	16.2	113.5	113.5	116.0
Total debt	830.6	639.6	639.6	579.2
Total liabilities	1,696.2	1,971.8	1,971.8	2,434.7
Total shareholders’ equity / Net Assets	3,880.6	4,118.0	4,118.0	4,053.3

Consolidated Cash Flow Information
Net cash provided by operating activities	98.1	729.5	1,854.9	343.5
Net cash used in investing activities	(113.4)	(135.1)	(632.5)	(17.6)
Net cash used in financing activities	196.5	(41.7)	(395.8)	(56.6)

* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 10.

EXHIBIT 2

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM BALANCE SHEET

As at 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note	31 March	31 December
		2007	2006
Assets
Property, plant and equipment	11	1,943,321	1,916,991
Intangible assets	12	1,195,399	1,234,668
Investments in equity accounted investees	13	532,545	523,840
Other investments, including derivatives	14	37,649	35,095
Due from related parties	31	71,513	72,506
Other non-current assets	15	125,893	121,465
Deferred tax assets	16	2,178	3,052
Total non-current assets		3,908,498	3,907,617

Inventories		7,966	11,018
Other investments, including derivatives	14	46,051	61,733
Due from related parties	31	56,218	66,101
Trade receivables and accrued income	17	349,123	318,973
Other current assets	18	257,528	125,653
Cash and cash equivalents	19	1,862,697	1,598,640
Total current assets		2,579,583	2,182,118

Total assets		6,488,081	6,089,735

Equity
Share capital	20	1,636,204	1,636,204
Share premium	20	434	434
Reserves	20	180,940	(4,884)
Retained earnings	20	2,146,543	2,394,838
Total equity attributable to equity holders of the Company		3,964,121	4,026,592

Minority interest	20	89,221	91,375

Total equity		4,053,342	4,117,967

Liabilities
Loans and borrowings	22	115,989	113,503
Employee benefits	23	21,322	17,648
Other non-current liabilities		-	8,683
Deferred tax liabilities	16	186,122	196,260
Total non-current liabilities		323,433	336,094

Bank overdraft	19	-	285
Loans and borrowings	22	463,200	526,083
Income taxes payable	10	425,498	309,470
Trade and other payables	26	571,320	579,421
Due to related parties	31	456,343	6,844
Deferred income	24	179,075	184,337
Provisions	25	15,870	29,234
Total current liabilities		2,111,306	1,635,674

Total liabilities		2,434,739	1,971,768

Total equity and liabilities		6,488,081	6,089,735

The notes on page 6 to 74 are an integral part of these consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM INCOME STATEMENT

For the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

		Three months ended 31 March
	Note	2007	2006

Revenue	7	1,294,761	1,132,201
Direct cost of revenue		(685,995)	(667,354)
Gross profit		608,766	464,847

Other income		3,110	1,492
Selling and marketing expenses		(231,695)	(206,090)
Administrative expenses		(52,432)	(41,273)
Other expenses		(2,016)	(3,628)
Results from operating activities		325,733	215,348

Finance income	9	76,770	53,603
Finance expense	9	(51,140)	(20,152)
Net finance income		25,630	33,451

Share of profit of equity accounted investees	13	17,679	15,848
Profit before income taxes		369,042	264,647

Income tax expense	10	(100,612)	(87,447)
Profit for the period		268,430	177,200

Attributable to:
Equity holders of the Company		272,138	187,185
Minority interest		(3,708)	(9,985)
Profit for the period		268,430	177,200

Basic and diluted earnings per share	21	0.123699	0.085084
(in full USD)

The notes on page 6 to 74 are an integral part of these consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENT OF RECOGNIZED INCOME AND EXPENSE

For the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Three months ended 31 March
	2007	2006

Foreign exchange translation differences	76,955	2,066
Change in fair value of available-for-sale securities, net of deferred taxes	349	390
Income recognized directly in equity	77,304	2,456

Profit for the period	268,430	177,200

Total recognized income for the period	345,734	179,656

Attributable to:
Equity holders of the Company	349,442	189,641
Minority interest	(3,708)	(9,985)
Total recognized income for the period	345,734	179,656

The notes on page 6 to 74 are an integral part of these consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

For the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Three months ended
	2007	2006
Cash flows from operating activities
Profit for the period	268,430	177,200
Adjustments for:
Depreciation	126,217	138,157
Amortization of intangibles	62,443	58,639
Foreign exchange gain, net	37,631	(7,858)
Net finance costs	(58,410)	(23,891)
Income tax expense	100,612	87,447
Share of profit of equity accounted investees	(26,971)	(15,848)
Gain on sale of property, plant and equipment	(1,557)	-
Translation reserve	3,759	7,943
Net gain/(loss) on remeasurement of investments	(632)	-
Amortisation of transaction costs of borrowings	2,176	-
	513,698	421,789
Change in trade receivables	(24,632)	3,208
Change in due from related parties	11,720	3,362
Change in inventories	3,255	(400)
Change in other current assets	(129,564)	(119,152)
Change in trading securities	-	(96,780)
Change in other investments, including derivatives	(6,391)	-
Change in other non-current investments, including derivatives	(1,906)	-
Change in other non-current assets	(4,133)	526
Change in due to related parties	38,556	(347)
Change in trade and other payables	(20,108)	(58,501)
Change in other non-current liabilities	(8,713)	1,163
Change in employee benefits	3,348	1,737
Change in deferred income	(5,262)	(12,639)
Change in provisions	(13,710)	(13,532)
	356,158	130,434
Interest paid	(17,894)	(18,651)
Income taxes paid	(6,106)	(13,705)
Dividend received	11,306	-
Net cash from operating activities	343,464	98,078

Cash flows from investing activities
Acquisition of property, plant and equipment	(126,802)	(133,449)
Acquisition of intangibles	(3,195)	(4,215)
Proceeds from sale of property plant and equipment	1,556	-
Acquisition of equity accounted investees and other investments	-	(1,927)
Acquisition of minority interest	(93)	(16,661)
Proceeds from currency option contracts	1,372	-
Acquisition of available-for-sale financial assets	(119)	-
Proceeds from sale of available-for-sale financial assets	16,729	-
Proceeds from settlement of held-to-maturity investments	7,246	-
Interest received	69,923	42,892
Dividends received	15,828	-
Net cash used in investing activities	(17,555)	(113,360)

Cash flows from financing activities
Payment of transaction costs	(203)	(49,062)
Proceeds from issuance of loans and borrowings	-	664,049
Repayment of borrowings and finance lease liabilities	(58,000)	(445,768)
Change in minority interest	1,647	27,252
Net cash used in financing activities	(56,556)	196,471
Effects of foreign exchange rate fluctuations on balance sheet items	32,335	-

Net increase in cash and cash equivalents	301,688	181,189
Cash and cash equivalents at 1 January	1,598,640	808,153
Effect of exchange rate fluctuations on cash and cash equivalents	(37,631)	7,858
Cash and cash equivalents at 31 March	1,862,697	997,200

The notes on page 6 to 74 are an integral part of these consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Notes to the Consolidated Financial Statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

In April 1998, the Company signed a license agreement (the “License”) with the Ministry of Transportation and Communications of Turkey (the “Turkish Ministry”), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the License. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the “Turkish Treasury”) an ongoing license fee equal to 15% of its gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

On 25 June 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing monthly ongoing license fee to the Turkish Ministry as a universal service fund contribution in accordance with Law No 5369. As a result, starting from 30 June 2005, the Company pays 90% of the ongoing license fee to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund.

In July 2000, the Company completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

In November 2006, Cukurova Group sold 5.88% of the total shares through secondary offering. The Company did not receive any proceeds from this offering.

As at 31 March 2007, two significant founding shareholders, Sonera Holding BV and Cukurova Group own approximately 37.1% and 21.2%, respectively, of the Company’s share capital, and are ultimate counterparties to a number of transactions that are discussed in the related party footnote. On 28 November 2005, upon completion of a series of transactions, Alfa Group acquired 13.2% indirect ownership in the Company through its Altimo subsidiary, one of Russia’s leading private telecommunications investors.

The consolidated interim financial statements of the Company as at and for the three months ended 31 March 2007 comprise the Company and its seventeen subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate and one joint venture. The Company’s and each of its subsidiaries’, associate’s and joint ventures’ interim financial statements are prepared as at and for the three months ended 31 March 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.	Basis of preparation
(a)	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) and its interpretations adopted by the International Accounting Standards Board (“IASB”).

The Group’s consolidated interim financial statements were approved by the Board of Directors on 8 May 2007.

(b)	Basis of measurement

The accompanying consolidated interim financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRSs. They are prepared on the historical cost basis adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005, except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial instruments held for trading and financial instruments classified as available-for-sale. The methods used to measure fair value are further discussed in note 4.

(c)	Functional and presentation currency

The consolidated interim financial statements are presented in US Dollars, rounded to the nearest thousand. Moreover, all financial information expressed in new Turkish Lira (“TRY”), Euros (“EUR”) and Swedish Krona (“SEK”) have been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Northern Cyprus is TRY. The functional currency of Euroasia Telecommunications Holding BV (“Euroasia”), LLC Astelit (“Astelit”) East Asian Consortium BV (“Eastasia”) is US Dollars, Ukrainian Hryvnia and EUR, respectively.

(d)	Use of estimates and judgments

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Management discussed with the Audit Committee the development, selection and disclosure of the Company’s critical accounting policies and estimates and the application of these policies and estimates. Information about estimates, uncertainty and critical judgements about the contingencies are described in note 30 and detailed analysis with respect to accounting estimates and judgements of bad debts, useful life or expected pattern of consumption of the future economic benefits embodied in depreciable assets is provided below:

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.	Basis of preparation (continued)
(d)	Use of estimates and judgments (continued)

Key sources of estimation uncertainty

In note 27, detailed analysis is provided for the foreign exchange exposure of the Company and risks in relation to foreign exchange movements.

Critical accounting judgements in applying the Company’s accounting policies

Certain critical accounting judgements in applying the Company’s accounting policies are described below.

Trade receivables and accrued income

The impairment losses in trade and other receivables are based on management’s evaluation of the volume of the receivables outstanding, past experience and general economic conditions.

Useful life of assets

The useful economic lives of the Group’s assets are determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful life of the License is based on duration of the license agreement.

Commission fees

Commission fees relate to services performed in relation to betting games where the Group acts as an agent in the transaction rather than as the principal. In the absence of specific guidance in IFRSs on distinguishing between an agent and a principal, management considered the following factors:

•	The Group does not take the responsibility for fulfillment of the games.
•	The Group does not collect the revenue from the final customer and it does not bear the credit risk.
•	The Group earns a stated percentage of the total turnover.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated interim financial statements.

(a)	Basis of consolidation
(i)	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The interim financial statements of subsidiaries are included in the consolidated interim financial statements from the date that control commences until the date that control ceases.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(a)	Basis of consolidation (continued)

(ii)   Associates and joint ventures (equity accounted investees)

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies. Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Associates and joint ventures are accounted for using the equity method (equity accounted investees). The consolidated interim financial statements include the Company’s share of the income and expenses of equity accounted investees, after adjustments to align the accounting policies with those of the Company, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Company’s share of losses exceeds its interest in an equity accounted investee, carrying amount of that interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of an associate. The Company’s equity accounted investees as at 31 March 2007 are Fintur Holdings B.V. (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri AS (“A-Tel”).

(iii)   Transactions eliminated on consolidation

Intragroup balances, and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated interim financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(iv)   Acquisition from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are excluded from the scope of IFRS 3 Business Combinations (“IFRS 3”). The assets and liabilities acquired from entities under common control are recognised at the carrying amounts recognised previously in the Company’s controlling shareholder’s consolidated financial statements. The components of equity of the acquired entities are added to the same components within the Company equity except that any share capital of the acquired entities is recognised as part of share premium.

(b)	Foreign currency
(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rate ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate ruling at that date. Foreign exchange differences arising on translation of foreign currency transactions are recognised in the income statement. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognised in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments or a financial liability designated as a hedge of the net investment in a foreign operation.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(b)	Foreign currency (continued)

(ii)   Foreign operations

The assets and liabilities of foreign operations, including fair value adjustments arising on acquisition, are translated to US Dollars at foreign exchange rates ruling at the reporting date. The income and expenses of foreign operations are translated to US Dollars at rates approximating to the exchange rates ruling at the dates of the transactions. Since 1 January 2005, the Group’s date of transition to IFRS, such differences have been recognized in the foreign currency translation reserve. When a foreign operation is disposed of, in part or in full, the relevant amount in the translation reserve is transferred to profit or loss. Foreign exchange differences arising on retranslation are recognized directly in a separate component of equity.

(iii)   Translation from functional to presentation currency

Items included in the financial statements of each company are measured using the currency of the primary economic environment in which the entities operate, normally under their local currencies.

The consolidated interim financial statements are presented in US Dollars, which is the presentation currency of the Group. The Group uses US Dollars as the presentation currency for the convenience of investor and analyst community.

Assets and liabilities for each balance sheet presented (including comparatives) are translated to US Dollars at exchange rates at the balance sheet date. Income and expenses for each income statement (including comparatives) in non-hyperinflationary economies are translated to US Dollars at rates approximating to exchange rates at the dates of the transactions.

Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

(iv)   Net investment in foreign operations

Foreign exchange differences arising from the translation of the net investment in foreign operations are recognized in translation reserve. They are transferred to the income statement upon disposal.

(c)	Financial instruments
(i)	Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs, except as described below. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

A financial instrument is recognised if the Group becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if the Group’s contractual rights to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, i.e., the date that the Group commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Group’s obligations specified in the contract expire or are discharged or cancelled.

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(c)   Financial instruments (continued)

(i)	Non-derivative financial instruments (continued)

Accounting for finance income and expense is discussed in note 3(m).

Held-to-maturity investments

If the Group has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses.

Available-for-sale financial assets

The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (see note 3(h)(i)), and foreign exchange gains and losses on available-for-sale monetary items (see note 3(b)(i)), are recognised directly in equity. When an investment is derecognised, the cumulative gain or loss in equity is transferred to profit or loss.

Investments at fair value through profit or loss

An instrument is classified as at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value. Upon initial recognition, attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

Other

Other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses.

(ii) Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency risk exposures arising from operational, financing and investing activities. In accordance with its treasury policy, the Group engages in forward and option contracts. However, these derivatives do not qualify for hedge accounting and are accounted for as trading instruments.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in income statement.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(c)   Financial instruments (continued)

(iii)   Share capital

Ordinary shares

Incremental costs directly attributable to issue of ordinary shares and share options are recognised as a deduction from equity.

Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity.

(d)   Property, plant and equipment

(i)   Recognition and measurement

Items of property, plant and equipment are stated at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated depreciation (see below) and impairment losses (see note 3(h)).

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii)   Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognised in the income statement as expense as incurred.

(iii)   Depreciation

Depreciation is recognized in the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives. Land is not depreciated. The estimated useful lives for current and comparative periods are as follows:

Buildings	25 – 50 years
Network infrastructure	5– 10 years
Equipment, fixtures and fittings	4 – 5 years
Motor vehicles	4 – 5 years
Leasehold improvements	5 years

Depreciation methods, useful lives and residual values are reassessed at the reporting date.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(e)   Intangible assets

Intangible assets acquired by the Group are stated at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated amortisation (see below) and impairment losses (see note 3(h)).

Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

(i) Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure including expenditure on internally generated goodwill and brands, is expensed as incurred.

(ii) Amortization

Amortisation is recognized in the income statement on a straight line basis over the estimated useful lives of intangible assets unless such lives are indefinite from the date that they are available for use. Goodwill and intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. The estimated useful lives for the current and comparative periods are as follows:

Computer software	3 – 8	years
GSM and other telecommunications license	3 – 25	years
Transmission lines	10	years
Central betting system operating right	4 – 5	years
Customer base	2	years

(f)   Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized on the Group’s balance sheet.

The Group adopted International Financial Reporting Interpretation Committee (“IFRIC”) 4, Determining whether an Arrangement Contains a Lease, which is mandatory for annual periods beginning on or after 1 January 2006, in its consolidated interim financial statements as at 31 March 2007.

(g)   Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. At 31 March 2007, inventories mainly consist of simcards and scratch cards.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(h)	Impairment
(i)	Financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, recoverable amount is estimated at each reporting date.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine th recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognized.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(i)	Employee benefits
(i)	Retirement pay liability

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause, or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay maximum full TRY 1,961 as at 31 March 2007 (equivalent to full $1,421 as at 31 March 2007) (31 December 2006: full TRY 1,857 (equivalent to full $1,346 as at 31 March 2007)) per year of employment at the rate of pay applicable at the date of retirement or termination. Reserve for retirement pay is computed and reflected in the consolidated interim financial statements on a current basis. The reserve has been calculated by estimating the present value of future probable obligation of the Group arising from the retirement of the employees. The calculation was based upon the retirement pay ceiling announced by the government.

(ii)	Defined contribution plans

Obligations for contributions to defined contribution plans are recognised as an expense in the income statement as incurred. Turkcell initiated a defined contribution retirement plan for all eligible employees during 2005. Besides, Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret AS (“Inteltek”) and Bilyoner Interaktif Hizmetler AS (“Bilyoner”), other consolidated subsidiaries, initiated a defined contribution retirement plan for all eligible employees during 2006. The assets of the plan are held separately from the consolidated interim financial statements of the Group. The Company, Inteltek and Bilyoner are required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Company, Inteltek and Bilyoner with respect to the retirement plan is to make the specified contributions.

(j)	Provisions

A provision is recognised in the balance sheet if the Group has a present legal or constructive obligation as a result of a past event that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(k)   Revenue

Communication fees include all types of postpaid revenues from incoming and outgoing calls, additional services and prepaid revenues. Communication fees are recognized at the time the services are rendered.

With respect to prepaid revenues, the Group generally collects cash in advance by selling scratch cards to distributors. In such cases, the Group does not recognize revenue until the subscribers use the telecommunications services. Instead, deferred revenue is recorded under current liabilities.

Both postpaid and prepaid services may be bundled with handset or other services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with continuing payment stream. Deliverables are accounted separately where a market for each deliverable exists and if the recognition criterion is met individually. Costs associated with each deliverable are recognized at the time of revenue recognized. The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables.

Commission fees mainly comprised of net takings earned to a maximum of 7% of gross takings, as a head agent of fixed odds betting games starting from 15 March 2007 and 4.3% commission recognized based on the para-mutual and fixed odds betting games operated on Central Betting System. Prior to 15 March 2007, under the former head agency agreement, head agency commission fees were earned to a maximum of 12% of gross takings. Commission revenues are recognized at the time all the services related with the games are fully rendered. Under the head agency agreement, Inteltek is obliged to undertake any excess payout, which is presented on net basis with the commission fees.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed.

Simcard sales are recognized net of returns, discounts and rebates upon initial entry of a new subscriber into the GSM system only to the extent of direct costs. Excess simcard and prepaid simcard sales, if any, are deferred and amortized over the estimated effective subscriber life.

Call center revenues are recognized at the time the services are rendered.

(l)   Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized in the income statement as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(m)   Finance income and expenses

Finance income comprises interest income on funds invested, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, net foreign currency gains, and gains on hedging instruments that are recognised in profit or loss. Interest income is recognised as it accrues, using the effective interest method.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, net foreign currency losses, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognised on financial assets, and losses on hedging instruments that are recognised in profit or loss. All borrowing costs are recognised in profit or loss using the effective interest method.

(n)   Transactions with related parties

A related party is essentially any party that controls or can significantly influence the financial or operating decisions of the Group to the extent that the Group may be prevented from fully pursuing its own interests. For reporting purposes, investee companies and their shareholders, key management personnel, shareholders of the Group and the companies that the shareholders have a relationship with are considered to be related parties.

(o)   Income tax expense

Income tax expense comprises current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend is recognised.

Information as to the calculation of income tax expense in the income statement for the interim periods presented is included in note 10.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(p)	Earnings per share

The Group presents basic earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is equal to basic EPS because the Group does not have any convertible notes or share options granted to employees.

(q)	Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. The Group’s primary segment reporting is based on geographical segment and secondary segment reporting is based on business segments.

(r)   New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the period ended 31 March 2007, and have not been applied in preparing these consolidated interim financial statements:

•

IFRS 8 Operating Segments requires that an entity should disclose information to enable users of its financial statements to evaluate the nature and financial effects of the types of business activities in which it engages and the economic environments in which it operates. IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. IFRS 8 is effective for annual financial statements for periods beginning on or after 1 January 2009 and will require additional disclosures for the Group. Earlier adoption is permitted.

•

IFRIC 12, Service Concession Arrangements provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public to private service concession agreements. IFRIC 12 becomes effective for annual periods beginning on or after 1 January 2008 and is not expected to have any impact on the consolidated interim financial statements.

4.	Determination of fair values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. Where applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i)	Property, plant and equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

4.	Determination of fair values (continued)

(ii)   Intangible assets

The fair value of intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(iii)   Inventory

The fair value of inventory acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of sale, and a reasonable profit margin based on the effort required to complete and sell the inventory.

(iv)   Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price and over the counter market price at the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

(v)	Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(vi)	Derivatives

The fair value of forward exchange contracts and option contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds) or option pricing models.

(vii)   Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Segment reporting

Primary reporting format – geographical segments

Segment information is presented in respect of the Group’s geographical and business segments. The primary format, geographical segments, is based on the dominant source and nature of the Group’s risk and returns as well as the Group’s internal reporting structure.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly investments and related revenue, loans and borrowings and related expenses, corporate assets and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

Geographical segments:

A geographical segment is a distinguishable component of an enterprise that is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of the entities. Segment assets are based on the geographical location of the assets.

The Group comprises the following main geographical segments: Turkey, Ukraine, Turkish Republic of Northern Cyprus.

Business segments:

In presenting information on the basis of business segments, segment revenue is based on the operational activity of the entities. Segment assets are based on the intended use of the assets.

The Group comprises the following main business segments: Telecommunications and betting businesses

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Segment reporting (continued)

	Three months ended 31 March
	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Other		Eliminations		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Total external revenues	1,233,030	1,099,539	42,778	17,067	18,953	15,595	-	-	-	-	1,294,761	1,132,201
Intersegment revenue	720	347	-	-	1,117	943	-	-	(1,837)	(1,290)	-	-
Total segment revenue	1,233,750	1,099,886	42,778	17,067	20,070	16,538	-	-	(1,837)	(1,290)	1,294,761	1,132,201

Segment result	357,956	255,235	(35,097)	(39,300)	1,674	1,176	-	-	106	373	324,639	217,484
Unallocated expenses	-	-	-	-	-	-	-	-	-	-	1,094	(2,136)
Results from operating activities	-	-	-	-	-	-	-	-	-	-	325,733	215,348
Net finance income	-	-	-	-	-	-	-	-	-	-	25,630	33,451
Share of profit of equity accounted investees	(4,441)	-	-	-	-	-	22,120	15,848	-	-	17,679	15,848
Income tax expense	-	-	-	-	-	-	-	-	-	-	(100,612)	(87,447)
Profit for the period	-	-	-	-	-	-	-	-	-	-	268,430	177,200

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Segment reporting (continued)
	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Other		Eliminations		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Segment assets	3,268,646	3,154,146	598,373	572,474	35,303	35,529	-	-	(2,191)	(563)	3,900,131	3,761,586
Investment in equity accounted investees	128,035	147,568	-	-	-	-	404,510	376,272	-	-	532,545	523,840
Unallocated assets	1,882,466	1,670,790	42,549	8,307	16,656	13,871	113,734	111,341	-	-	2,055,405	1,804,309
Total assets	5,279,147	4,972,504	640,922	580,781	51,959	49,400	518,244	487,613	(2,191)	(563)	6,488,081	6,089,735

Segment liabilities	1,148,154	736,753	84,310	76,753	12,926	12,993	-	119	(1,460)	(451)	1,243,930	826,167
Unallocated liabilities	726,147	678,600	462,655	465,371	2,007	1,630	-	-	-	-	1,190,809	1,145,601
Total liabilities	1,874,301	1,415,353	546,965	542,124	14,933	14,623	-	119	(1,460)	(451)	2,434,739	1,971,768

	Three months ended 31 March
	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Other		Eliminations		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Capital expenditure	78,793	79,526	49,971	55,670	1,233	2,468	-	-	-	-	129,997	137,664
Depreciation	115,007	120,983	9,560	15,706	1,650	1,468	-	-	-	-	126,217	138,157
Amortisation of intangible assets	53,099	52,589	9,054	5,844	290	206	-	-	-	-	62,443	58,639

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Segment reporting (continued)

Business segments

	Three months ended 31 March
	Telecommunications		Betting		Other operations		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006
Total external revenues	1,232,842	1,068,861	58,156	59,998	3,763	3,342	1,294,761	1,132,201
Capital expenditures	128,874	136,622	637	236	486	806	129,997	137,664

	Telecommunications		Betting		Other operations		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006
Segment assets	3,849,693	3,712,408	24,298	23,418	26,140	25,760	3,900,131	3,761,586

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Acquisitions of joint ventures and minority interests

Business combination

During August 2006, the Company acquired 50% shares of A-Tel for a consideration of TRY 218,715 (equivalent to $158,478 and $150,000 at 31 March 2007 and 9 August 2006, respectively). At 31 March 2007, management has not yet completed the evaluation of the fair value of identifiable assets and liabilities of A-Tel and its allocation of the purchase price. The Company has a period up to one year to complete purchase price allocation effective from August 2006, which is the date of acquisition. Therefore, final purchase accounting adjustments may differ from the Company’s initial estimates and the allocation of purchase price is subject to refinement. A-Tel is accounted for under equity method and results of the operations for the three months ended 31 March 2007 are included in the accompanying consolidated interim financial statements using ownership rate of 50% as at and for the three months ended 31 March 2007. Besides, during February 2007 and September 2006, A-Tel’s General Assembly decided to distribute dividends and accordingly the Company reduced the carrying value of its investment in A-Tel by the dividends declared of TRY 37,448 (equivalent to $27,134 at 31 March 2007) and TRY 30,300 (equivalent to $21,955 at 31 March 2007) as at 31 March 2007 and 31 December 2006, respectively. On 9 March 2007 and 16 October 2006, such dividends are collected by the Company.

A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems. A-Tel acts as the only dealer of the Company for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sale of campaigns and for subscriber activations. Since 1999, the business cooperation between the Company and A-Tel has provided important support to the Company’s sales and marketing activities. With the brand name Muhabbet Kart, A-Tel has proved success in a competitive environment through well structured campaigns. With the acquisition of 50% stake in A-Tel, management believes that the Company will be better positioned in the changing competitive environment and achieve increased benefits by optimizing sales and marketing efforts. A-Tel is a joint venture and its remaining 50% shares are held by Turkey’s Savings and Deposit Insurance Fund (the “SDIF”).

Acquisition of minority interests

In January 2007 and March 2007, the Company has made contribution to capital increase of  Euroasia for $27,500 each. As Eurocorp did not participate in these capital increases, ownership of the Company increased from 54.8% to 54.9%. The Group recognised a decrease in minority interests of $93.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

7.	Revenue
	Three months ended 31 March
	2007	2006
Communication fees	1,193,339	1,047,587
Commission fees on betting business	58,156	59,998
Monthly fixed fees	12,595	13,898
Simcard sales	6,873	5,781
Call center revenues	3,050	2,393
Other revenues	20,748	2,544
	1,294,761	1,132,201

8.	Personnel Expenses
	Three months ended 31 March
	2007	2006
Wages and salaries (*)	76,215	67,319
Increase in liability for long-service leave	3,950	2,613
Contributions to defined contribution plans	260	252
	80,425	70,184

* Wages and salaries include compulsory social security contributions.

9.	Finance income and expense
	Three months ended 31 March
	2007	2006
Interest income	64,546	29,945
Late payment interest income	7,174	8,924
Premium income on option contracts	1,692	2,134
Gain on financial assets	1,685	2,981
Other interest income	1,673	1,761
Net foreign exchange gain	-	7,858
Finance income	76,770	53,603

Discount interest expense on financial liabilities measured at amortised cost	(11,411)	(19,479)
Net foreign exchange loss	(37,631)	-
Other	(2,098)	(673)
Finance expense	(51,140)	(20,152)
Net finance income and expense	25,630	33,451

Interest expense on borrowings capitalized on fixed assets amounts to $1,947 for the three months ended 31 March 2007 (31 March 2006: nil).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

10.	Income tax expense in the income statement
	Three months ended 31 March
	2007	2006

Current tax expense	(114,266)	(69,506)
Current period	(114,266)	(69,506)

Deferred tax benefit/(expense)
Origination and reversal of temporary differences	13,431	(31,030)
Benefit of investment incentive recognized	223	13,089
	13,654	(17,941)
Total income tax expense	(100,612)	(87,447)

Income tax recognized directly in equity is amounting to $223 and $490 for the three months ended 31 March 2007 and 2006, respectively.

Reconciliation of effective tax rate

The reported income tax expense for three months ended 31 March 2007 and 2006 are different than the amounts computed by applying the statutory tax rate to profit before tax, attributable to equity holders of the Company, as shown in the following reconciliation:

		Three months ended 31 March
		2007		2006
Profit for the period		369,042		264,647

Income tax using the Company’s domestic tax rate	20%	(73,808)	30%	(79,394)
Effect of tax rates in foreign jurisdictions	(1)%	1,994	(1)%	1,582
Non-deductible items	-	(853)	4%	(11,321)
Investment tax credit and tax exemptions	-	223	(5)%	13,089
Effect of gradual tax rate	5%	(18,736)	-	-
Unrecognized deferred tax assets	3%	(10,762)	5%	(12,453)
Other	-	1,330	-	1,050
Total income tax expense		(100,612)		(87,447)

The income taxes payable of $425,498 at 31 March 2007 represents the amount of current income taxes payable in respect of related taxable profit for the three months ended 31 March 2007 including income taxes payable for the year ended 31 December 2006. The income taxes payable of $309,470 at 31 December 2006 represents the amount of current income taxes payable for the year ended 31 December 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

10.	Income tax expense in the income statement (continued)

According to the article 32 of New Corporate Tax Law No. 5520, the corporate tax rate was reduced from 30% to 20%. In this respect, corporate income of the companies are subject to corporate tax at the rate of 20%, effective from 1 January 2006 onwards. However, applicable corporate tax rate for the three months ended 31 March 2006 was 30% at the time of the issuance of the financial statements. It has been also stated that the advance corporate tax that was calculated and collected on the rate of 30% for the advance corporate tax periods after 1 January 2006 that is in excess of the amount calculated by the new rate for the same periods will be offset against the advance corporate tax for the following advance tax periods.

According to the Income Tax Law which was published in Official Gazette on 8 April 2006, the investment allowance application has been abolished effective from 1 January 2006. Accordingly, tax payers have been granted an option to use the tax benefits of investment incentive certificates given that they file tax returns at 30% corporate tax rate; or file tax returns at 20% corporate tax rate (which is the new comparable tax rate effective from 1 January 2006) without using the tax benefits of investment incentive certificates. The Company used the tax benefit of investment incentive certificates which provides 0.2% net benefit on corporate taxes. However, the respective law allows the taxpayers to utilize their investment allowance rights obtained under the scope of the previous provisions only from their income generated in the years 2006, 2007 and 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

11.	Property, plant and equipment

Cost or deemed cost	Balance at 1 January 2006	Additions	Disposals	Transfers*	Effect of movements in exchange rates
						Balance at 31 December 2006
Network infrastructure (All Operational)	4,220,485	14,453	(1,897)	424,458	(180,707)	4,476,792
Land and buildings	250,517	3,972	(386)	10,874	(11,269)	253,708
Equipment, fixtures and fittings	292,428	6,634	(1,597)	7,675	(12,657)	292,483
Motor vehicles	18,982	589	(915)	15	(853)	17,818
Leasehold improvements	137,196	544	(17)	-	(5,893)	131,830
Construction in progress	385,367	464,588	-	(563,425)	(19,343)	267,187
Total	5,304,975	490,780	(4,812)	(120,403)	(230,722)	5,439,818

Accumulated Depreciation
Network infrastructure (All Operational)	2,675,018	465,549	(1,261)	-	(113,520)	3,025,786
Land and buildings	59,342	10,615	-	-	(2,514)	67,443
Equipment, fixtures and fittings	287,901	16,649	(1,228)	-	(12,694)	290,628
Motor vehicles	14,991	1,895	(632)	-	(653)	15,601
Leasehold improvements	125,013	3,825	(15)	-	(5,454)	123,369
Total	3,162,265	498,533	(3,136)	-	(134,835)	3,522,827

Total property, plant and equipment	2,142,710	(7,753)	(1,676)	(120,403)	(95,887)	1,916,991

*The remaining portion of transfer amounting to $120,403 comprises intangible assets.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

11.	Property, plant and equipment

Cost or deemed cost	Balance at 1 January 2007	Additions	Disposals	Transfers*	Effect of movements in exchange rates
						Balance at 31 March 2007
Network infrastructure (All Operational)	4,476,792	3,047	(2,512)	62,794	77,086	4,617,207
Land and buildings	253,708	56	-	(938)	4,374	257,200
Equipment, fixtures and fittings	292,483	680	(5,154)	6,506	4,994	299,509
Motor vehicles	17,818	68	(3,987)	-	303	14,202
Leasehold improvements	131,830	360	(35)	(5,109)	2,300	129,346
Construction in progress	267,187	122,591	-	(63,290)	3,073	329,561
Total	5,439,818	126,802	(11,688)	(37)	92,130	5,647,025

Accumulated Depreciation
Network infrastructure (All Operational)	3,025,786	116,936	(2,078)	-	58,422	3,199,066
Land and buildings	67,443	3,170	-	-	1,252	71,865
Equipment, fixtures and fittings	290,628	4,796	(5,054)	-	5,318	295,688
Motor vehicles	15,601	359	(3,927)	-	293	12,326
Leasehold improvements	123,369	956	-	-	434	124,759
Total	3,522,827	126,217	(11,059)	-	65,719	3,703,704

Total property, plant and equipment	1,916,991	585	(629)	(37)	26,411	1,943,321

*Transfer amounting to $37 comprises transfers to intangible assets

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

11.	Property, plant and equipment (continued)

Leased assets

The Group leases equipments under a number of finance lease agreements. At the end of each of the lease period, the Group has the option to purchase the equipment at a beneficial price. As at 31 March 2007, net carrying amount of fixed assets acquired under finance leases amounted to $92,195 (31 December 2006: $92,956).

Property, plant and equipment under construction

Construction in progress consisted of expenditures in GSM network of the Company, Astelit and Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”) and non-operational items as at 31 March 2007 and 31 December 2006.

As at 31 March 2007, a mortgage is placed on Izmir and Davutpasa buildings amounting to $1,087 and $362, respectively. (31 December 2006: $1,067 and $356, respectively). Besides, under the syndicated long term project financing package, there are certain restrictions on Astelit’s assets. In accordance with this agreement, Astelit may not dispose any of its assets nor can pledge them under any contract until the termination of the syndicated long term project financing package.

12.	Intangible assets

In April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which is amortized in 25 years with a carrying amount of $533,090 as at 31 March 2007 (31 December 2006: $531,598). The amortisation period of the licence will end in 2023.

Cost	Balance at 1 January 2006	Additions	Disposals	Transfers*	Effects of movements in exchange rates	Balance at 31 December 2006

GSM and other telecommunication operating licences	940,015	242	-	7,574	(45,404)	902,427
Computer Software	1,454,453	13,356	(204)	163,531	(65,802)	1,565,334
Transmission Lines	31,735	1,287	(305)	9	(1,440)	31,286
Central Betting System Operating Right	4,431	201	(393)	-	(201)	4,038
Customer Base	1,255	-	-	-	-	1,255
Other	79	3	-	-	2	84
Construction in progress	-	98,890		(50,711)	(614)	47,565
Total	2,431,968	113,979	(902)	120,403	(113,459)	2,551,989

Accumulated Amortization
GSM and other telecommunication operating licences	280,629	58,875	-	-	(11,675)	327,829
Computer Software	833,459	168,192	(70)	-	(35,068)	966,513
Transmission Lines	16,660	3,067	(33)	-	(707)	18,987
Central Betting System Operating Right	2,146	1,038	(394)	-	(80)	2,710
Customer Base	1,002	297	-	-	(44)	1,255
Other	17	11	-	-	(1)	27
Total	1,133,913	231,480	(497)	-	(47,575)	1,317,321

Total intangible assets	1,298,055	(117,501)	(405)	120,403	(65,884)	1,234,668

(*) Refer to note 11.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.	Intangible assets (continued)

Cost	Balance at 1 January 2007	Additions	Disposals	Transfers*	Effects of movements in exchange rates	Balance at 31 March 2007

GSM and other telecommunication operating licences	902,427	129	-	-	15,043	917,599
Computer Software	1,565,334	1,957	-	23,583	27,941	1,618,815
Transmission Lines	31,286	244	-	-	577	32,107
Central Betting System Operating Right	4,038	-	-	-	76	4,114
Customer Base	1,255	-	-	-	23	1,278
Other	84	-	-	-	-	84
Construction in progress	47,565	865	-	(23,546)	855	25,739
Total	2,551,989	3,195	-	37	44,515	2,599,736

Accumulated Amortization
GSM and other telecommunication operating licences	327,829	8,050	-	-	5,424	341,303
Computer Software	966,513	53,317	-	-	18,731	1,038,561
Transmission Lines	18,987	796	-	-	364	20,147
Central Betting System Operating Right	2,710	263	-	-	54	3,027
Customer Base	1,255	-	-	-	23	1,278
Other	27	17	-	-	(23)	21
Total	1,317,321	62,443	-	-	24,573	1,404,337

Total intangible assets	1,234,668	(59,248)	-	37	19,942	1,195,399

(*) Refer to note 11.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

13.	Equity accounted investees

The Group’s share of profit in its equity accounted investees for the three months ended 31 March 2007 and 2006 is $17,679 and $15,848, respectively. Summary financial information for equity accounted investees, not adjusted for the percentage ownership held by the Group is as follows:

	Ownership	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities
31 March 2007
Fintur	41.45%	350,133	1,132,901	1,483,034	210,995	43,597	254,592
A-Tel	50.00%	71,257	34	71,291	22,815	332	23,147
		421,390	1,132,935	1,554,325	233,810	43,929	277,739

31 December 2006
Fintur	41.45%	310,410	1,103,420	1,413,830	255,319	47,445	302,764
A-Tel	50.00%	103,446	105	103,551	12,301	247	12,548
		413,856	1,103,525	1,517,381	267,620	47,692	315,312

	Three months ended 31 March
	Revenues	Direct Cost of Goods Sold	Profit
2007
Fintur	297,731	(119,412)	53,210
A-Tel	18,137	(10,324)	9,490
	315,868	(129,736)	62,700

2006*
Fintur	237,968	(103,657)	38,234

* A-tel is acquired during August 2006, therefore, income statement of A-Tel is not included in the summary financial information for the three months ended 31 March 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

13.	Equity accounted investees (continued)

In 2006, the Group acquired a 50% investment in A-Tel. Details of the transaction and A-Tel’s operations are described at Note 6. The Company’s investment in Fintur and A-Tel amounts to $404,510 and $128,035, respectively as at 31 March 2007 (31 December 2006: $376,272 and $147,568, respectively).

14.	Other investments, including derivatives

Non-current investments:

	Country of incorporation	Ownership %	31 March 2007	31 December 2006
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (“Aks TV”)	Turkey	6.24	24,538	24,093
T Medya Yatirim Sanayi ve Ticaret AS (“T-Medya”)	Turkey	8.23	11,205	11,002
Derivatives			1,906	-
			37,649	35,095

In 2003, the Group acquired a 6.24% interest in Aks TV and a 8.23% interest in T-Medya, media companies owned by Cukurova Group.

Investment in Aks TV and T-Medya are classified as available-for-sale financial assets. However, there is not active market available for these equity instruments, and application of valuation techniques is impracticable. Accordingly, the company measured these investments at cost.

Derivatives are composed of embedded derivatives which are separated from the host contract and accounted for separately.

Current investments:

	31 March	31 December
	2007	2006
Held to maturity debt securities	-	7,045
Government bonds, treasury bills	-	7,045

Available for sale securities	39,339	54,688
Government bonds, treasury bills	9,327	20,683
Foreign investment equity funds	30,012	34,005

Derivatives	6,712	-
	46,051	61,733

As at 31 March 2007, derivatives comprise of assets arising from change in fair value of forward exchange and currency option contracts amounting to $6,230 and $482, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

14.	Other investments (continued)

  Current investments (continued):

Interest bearing available-for-sale TRY denominated, US Dollars denominated and Euro denominated government bonds and treasury bills with a carrying amount of $7,625, $1,424 and $278, respectively as at 31 March 2007 (31 December 2006: TRY denominated $18,961, US Dollars denominated $1,449 and Euro denominated $273) have stated interest rates of 20.61%, (31 December 2006: 20.61%), Libor + 1%- Libor +1.6% (31 December 2006: Libor+1% -Libor+1.6%) and Euribor+1.80% (31 December 2006: Euribor+1.80%), respectively and mature in 2 to 4 years (31 December 2006: 2 to 4 years).

15.	Other non-current assets

	31 March	31 December
	2007	2006
Restricted cash	106,560	105,378
Prepaid expenses	12,001	12,687
Deposits and guarantees given	5,408	2,275
Others	1,924	1,125
	125,893	121,465

As at 31 March 2007, restricted cash represents amounts deposited at banks as guarantees in connection with the loans used by the Group which will be released on 20 June 2008.

16.	Deferred tax assets and liabilities

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	31 March	31 Decemeber
	2007	2006
Deductible temporary differences	(1,714)	227
Tax credit carry forwards	119	117
Operating loss carry forwards	62,427	49,633
Total unrecognised deferred tax assets	60,832	49,977

The deductible temporary differences do not expire under current tax legislation. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, deferred tax assets have not been recognised in respect of these items resulting from certain consolidated subsidiaries because it is not probable that future taxable profit will be available against which the Group can utilise the benefits therefrom.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

16.	Deferred tax assets and liabilities (continued)

Unrecognised deferred tax assets (continued)

As at 31 March 2007, expiration of net operating loss carry forwards are as follows:

Year Originated	Amount	Expiration Date
2002	618	2008
2003	5,167	2009
2004	3,538	2010
2005	1,951	2011
2006	9,297	2012
2007	2,837	2013 thereafter

As at 31 March 2007, net operating loss carry forwards which will be carried indefinitely are as follows:

Year Originated	Amount
2004	23,219
2005	60,368
2006	105,789
2007	45,353

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities as at 31 March 2007 and 31 December 2006 are attributable to the following:

	Assets		Liabilities		Net
	31 March 2007	31 December 2006	31 March 2007	31 December 2006	31 March 2007	31 December 2006
Property, plant & equipment and intangible assets	656	-	(227,640)	(227,822)	(226,984)	(227,822)
Investment	-	-	(21,255)	(30,246)	(21,255)	(30,246)
Provisions	50,107	47,334	-	(204)	50,107	47,130
Other items	12,248	12,459	(1,032)	(4)	11,216	12,455
Tax credit carry forwards	2,972	5,275	-	-	2,972	5,275
Tax assets / (liabilities)	65,983	65,068	(249,927)	(258,276)	(183,944)	(193,208)
Set off of tax	(63,805)	(62,016)	63,805	62,016	-	-
Net tax assets / (liabilities)	2,178	3,052	(186,122)	(196,260)	(183,944)	(193,208)

All temporary differences are recognized in profit or loss for the three months ended 31 March 2007 and for the year ended 31 December 2006 except for the deferred tax effects of change in fair value of available-for-sale financial assets amounting $879 and $656, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

17.	Trade receivables and accrued income
	31 March	31 December
	2007	2006
Receivables from subscribers	170,795	156,111
Accounts and checks receivable	49,532	53,244
Receivables from Turk Telekomunikasyon AS (“Turk Telekom”)	17,272	13,932
Accrued service income	111,524	95,686
	349,123	318,973

Trade receivables are shown net of allowance for doubtful debts amounting to $143,247 as at 31 March 2007 (31 December 2006: $133,615). The impairment loss recognized for the three months ended 31 March 2007 and 2006 are $7,345 and $6,503, respectively.

Receivables from Turk Telekom as at 31 March 2007 and 31 December 2006 represent net amounts that are due from Turk Telekom under the Interconnection Agreement. The Interconnection Agreement provides that Turk Telekom will pay to the Company for Turk Telekom’s fixed-line subscribers’ calls to GSM subscribers.

The accrued service income represents revenues accrued for subscriber calls (air-time), which have not been billed. Due to the volume of subscribers, there is different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed.

Letters of guarantee received with respect to the accounts and cheques receivable are amounted to $34,884 and $32,308 as at 31 March 2007 and 31 December 2006, respectively.

Receivables denominated in currencies other than the functional currency comprise $27,651 of trade receivables denominated in US Dollar (31 December 2006: $19,721) and $2,170 of trade receivables denominated in Euros (31 December 2006: $608).

18.	Other current assets
	31 March	31 December
	2007	2006
Prepaid expenses	192,818	45,391
Value added tax (“VAT”) receivable	26,732	38,254
Advances to suppliers	18,579	7,628
Prepayment for subscriber acquisition cost	10,502	10,795
Receivable from personnel	1,860	1,207
Income accruals	-	15,807
Other	7,037	6,571
	257,528	125,653

Prepaid expenses mainly consists of prepaid frequency usage fees amounting to $141,225 as at 31 March 2007 (31 December 2006: nil).

Subscriber acquisition costs are subsidies to the subscribers for the handsets, under which Astelit can enforce the minimum customer contract period and can determine revenues that can be linked to individual contracts.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

19.   Cash and cash equivalents

	31 March	31 December
	2007	2006
Cash in hand	592	114
Cheques received	10,214	8,644
Banks	1,851,644	1,589,401
-Demand deposits	164,875	135,039
-Time deposits	1,686,769	1,454,362
Bonds and bills	247	481
Cash and cash equivalents	1,862,697	1,598,640
Bank overdrafts	-	(285)
Cash and cash equivalents in the statement of cash flows	1,862,697	1,598,355

At 31 March 2007, cash and cash equivalents amounting to $15,004 (31 December 2006: $25,011) were deposited in the banks, which are owned and/or controlled by Cukurova Group, a significant shareholder of the Company.

The effective interest rates on the deposits as at 31 March 2007 are 5.6%, 3.9% and 21.3% for US Dollars, Euros and TRY, respectively and they have an average maturity of 22 days. The effective interest rates on the deposits as at 31 December 2006 were 5.6%, 3.7% and 23.1% for US Dollars, Euros and TRY, respectively and they had an average maturity of 28 days.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.   Capital and reserves

Reconciliation of movement in capital and reserves

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Legal Reserves	Fair Value Reserve	Translation Reserve	Retained Earnings	Total	Minority Interest	Total Equity
Balance at 1 January 2006	1,438,966	434	104,487	800	(20,697)	2,102,537	3,626,527	63,794	3,690,321
Increase in capital	197,238	-	-	-	-	(197,238)	-	-	-
Transfer to legal reserves	-	-	43,786	-	-	(43,786)	-	-	-
Total recognized income and expense	-	-	-	2,015	(135,275)	875,491	742,231	(42,573)	699,658
Dividends to equity holders	-	-	-	-	-	(342,166)	(342,166)	-	(342,166)
Acquisition of minority interest	-	-	-	-	-	-	-	(17,591)	(17,591)
Change in minority interest	-	-	-	-	-	-	-	87,745	87,745
Balance at 31 December 2006	1,636,204	434	148,273	2,815	(155,972)	2,394,838	4,026,592	91,375	4,117,967

Balance at 1 January 2007	1,636,204	434	148,273	2,815	(155,972)	2,394,838	4,026,592	91,375	4,117,967
Increase in capital	-	-	-	-	-	-	-	-	-
Transfer to legal reserves	-	-	108,520	-	-	(108,520)	-	-	-
Total recognized income and expense	-	-	-	349	76,955	272,138	349,442	(3,708)	345,734
Dividends to equity holders	-	-	-	-	-	(411,913)	(411,913)	-	(411,913)
Acquisition of minority interest	-	-	-	-	-	-	-	(93)	(93)
Change in minority interest	-	-	-	-	-	-	-	1,647	1,647
Balance at 31 March 2007	1,636,204	434	256,793	3,164	(79,017)	2,146,543	3,964,121	89,221	4,053,342

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Capital and reserves (continued)

Share capital

At 31 March 2007, common stock represented 2,200,000,000 (31 December 2006: 2,200,000,000) authorized, issued and fully paid shares with a par value of TRY 1 each. In accordance with the Law No. 5083 with respect to the TRY, on 9 May 2005, par value of each share is registered to be one TRY.

In connection with the redenomination of the Turkish Lira and as per the related amendments of Turkish Commercial Code, in order to increase the nominal value of the shares to TRY 1, 1,000 units of shares, each having a nominal value of TRY 0.001 shall be merged and each unit of share having a nominal value of TRY 1 shall be issued to represent such shares. The Company is still in the process of merging 1,000 existing ordinary shares, each having a nominal value of TRY 0.001 to one ordinary share having a nominal value of TRY 1 each. After the share merger which appears as a provisional article in the Articles of Association to convert the value of each share with a nominal value of TRY 0.001 to TRY 1, all shares will have a value of TRY 1. Although the merger process has not been finalized, the practical application is to state each share having a nominal value of TRY 1 which is consented by Capital Markets Board of Turkey (“CMB”).

The holders of shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign and domestic operations from their functional currencies to presentation currency of US Dollars.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets including deferred tax effects until the investment is derecognized or the asset is impaired.

Legal reserve

Under the Turkish Commercial Code, Turkish companies are required to set aside first and second level legal reserves out of their profits. First level legal reserves are set aside 5% of the distributable income per statutory accounts each year. The ceiling on the first legal reserves is 20% of the paid-up capital. The reserve requirement ends when the 20% of paid-up capital level has been reached. Second legal reserves correspond to 10% of profits actually distributed after the deduction of the first legal reserves and the minimum obligatory dividend pay-out (5% of the paid-up capital). There is no ceiling for second legal reserves and they are accumulated every year.

Dividends

The Company has adopted a dividend policy, which is set out in its corporate governance guidance. As adopted, the Company’s general dividend policy is to pay dividends to shareholders with due regard to trends in the Company’s operating performance, financial condition and other factors.

The Board of Directors intends to distribute cash dividends in an amount of not less than 50% of the Company’s distributable profits based on the financial statements prepared in accordance with the accounting principles accepted by the CMB, for each fiscal year starting with profits for fiscal year 2004. However, the payment of dividends will still be subject to cash flow requirements of the Company, compliance with Turkish law and the approval of, amendment by, the Board of Directors and the General Assembly of Shareholders.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Capital and reserves (continued)

Dividends (continued)

On 2 March 2007, Board of Directors of the Company decided to distribute dividends amounting to TRY 567,040 (equivalent to $410,869 and $411,913 as at 31 March 2007 and 23 March 2007, respectively), which represented 65% of distributable income. This represents a net cash dividend of TRY 0.257745 in full (equivalent to $0.186758 in full as at 31 March 2007). Dividend distribution was approved at ordinary General Assembly meeting dated 23 March 2007 and dividend distribution was started on 16 April 2007.

	2007		2006
	TRY	US Dollars *	TRY	US Dollars *

Cash dividends	567,040	411,913	509,075	342,166
Stock dividends	-	-	345,113	231,962
	567,040	411,913	854,188	574,128

*US Dollar equivalents of dividends are computed by using the Central Bank of Turkey’s TRY/US Dollars exchange rate on 23 March 2007 and 22 May 2006, which are the dates that the General Assembly approved the dividend distribution.

On 17 January 2007, Board of Directors of Inteltek decided to distribute dividends amounting to TRY 139,838 (equivalent to $101,325 and $101,582 as at 31 March 2007 and 23 March 2007, respectively). Dividend distribution was approved at ordinary General Assembly meeting dated 23 March 2007.

21.	Earnings per share

The calculation of basic and diluted earnings per share as at 31 March 2007 were based on the profit attributable to shareholders of $272,138 (31 March 2006: $187,185) and a weighted average number of shares outstanding during the three months period ended 31 March 2007 of 2,200,000,000 (31 March 2006: 2,200,000,000) calculated as follows:

	Three months ended 31 March
	2007	2006
Numerator:
Profit attributable to shareholders	272,138	187,185

Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000

Basic and diluted earnings per share	0.123699	0.085084

All share amounts and per share figures reflected in the Company’s historical financial statements have been retrospectively restated for the stock splits and stock dividends. Total effects of restatements in the number of shares are as follows:

	31 March 2007	31 December 2006

Number of shares at 1 January	2,200,000,000	1,854,887,341
Effects of stock splits	-	51,661,781
Effects of stock dividends	-	293,450,878
Number of shares at period end	2,200,000,000	2,200,000,000

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings. For more information about the Group’s exposure to interest rate, foreign currency risk and payment schedule for interest bearing loans, see note 27.

	31 March	31 December
	2007	2006
Non-current liabilities
Unsecured bank loans	5,844	5,720
Secured bank loans	110,145	107,783
	115,989	113,503
Current liabilities
Current portion of unsecured bank loans	133,033	190,770
Current portion of secured bank loans	329,883	335,305
Secured bank facility	279	-
Current portion of finance lease liabilities	5	8
	463,200	526,083

On 30 December 2005, Astelit, together with ING Bank N.V. (“ING Bank”) and Standard Bank London Ltd. (“Standard Bank”), finalized a syndicated long term project financing of $390,000. As at 31 March 2007, $368,732 of that facility has been utilized and $21,268 of this undrawn amount has been expired.

These financing agreements contain a number of restrictive debt covenants applicable to Astelit and Euroasia, which may be summarized as follows:

•	Astelit has to comply with certain financial ratios during the period of financing;
•	Astelit may not pledge any of its assets (including its rights under the supply contracts and its rights under the material insurance contracts);
•	Euroasia may not pledge shares owned in Astelit to other parties;
•	Euroasia may not pledge any loans issued to Astelit;
•	There are restrictions on disposal of assets by Astelit;
•	Astelit can not attract financing from parties other than Euroasia and lenders of the syndicated long term project financing (“Lender”), without the consent of the Lenders;
•	There are restrictions on finance leasing and supplier financing arrangements;
•	Astelit may not conduct any other business apart from the operation of telecommunications services, and business ancillary thereto;
•	Astelit may not merge with other companies (Digital Cellular Communication (“DCC”) merger is out of coverage of this clause as per waiver letter dated 9 May 2006);
•	There are restrictions on acquisitions of subsidiaries;
•	There are restrictions on issuance of guarantees by Astelit;
•	Astelit can not issue any shares for purposes other than receiving financial support from current shareholders;
•	Payment of dividends may only occur once Astelit complies with certain financial ratios.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.   Loans and borrowings (continued)

Besides, as part of the project financing package, a long term junior facility up to $150,000 (including interest amounting to $24,000) was also finalized with Turkiye Garanti Bankasi AS Luxemburg Branch and Akbank TAS Malta Branch. The junior facility is fully guaranteed by the Company. This facility has been fully utilized as at 31 March 2007.

Based on Astelit’s interim financial statements as at 31 March 2007, Astelit is in breach of its covenants contained in its syndicated long term project financing. The breach of a covenant is an event of default and the lenders in the syndicated long term project may demand immediate repayment of the outstanding amounts which would also trigger the cross-default to and acceleration upon notice of, substantially all of the Astelit’s borrowings. The breach of the EBITDA covenant is an event of default and therefore, Astelit reclassified its total long term debt amounting to $462,655 (including its junior loan) as short term debt payable as at 31 March 2007. Astelit requested the facility agent, the senior creditors and the Export Credit Agency (“ECA”) to waive this event of default under the syndicated long term financing. On 30 March 2007, Astelit has obtained waiver letter from the facility agent and the deadline granted to make the Restructuring Amendments has been extended to 13 April 2007.

On 19 April 2007 Astelit sent a letter accompanied by a term sheet, to ING Bank N.V, the Facility Agent of $390.000 senior syndicated facility dated 30 December 2005. With this term sheet Astelit proposed restructuring of senior syndicated facility and notified that in case of some or all of the Finance Parties do not consent to the proposed amendments, the Company shall purchase the loans and commitments held by such non-consenting Finance Parties. As of 8 May 2007, it is more likely that the Company will take over the majority of the loan amount and restructuring is being planned to be finalized before the end of the third quarter of 2007.

On 11 January 2007 and 21 February 2007, the Company agreed to participate in the additional shareholder support amounting to a total of $300 million, $200 million of which shall be provided to Astelit in the form of cash equity in 2007 and the remaining $100 million shall be made available as required by Astelit as a contingent cash equity, and to pay these amounts proportional to its 54.9% ownership stake in Astelit.

On 9 January 2007, Board of Directors of the Company mandated Akbank T.A.S., Citibank N.A. T.Garanti Bankasi A.S., HSBC Bank plc, J.P. Morgan plc and Standard Bank plc as lead arrangers for an unsecured syndicated financing through a committed facility amounting to $ 3,000,000. The facility is made up of 3 tranches each of $1,000,000 and with maturities 3, 5 and 7 years and the financing will be utilized for potential international investments. The facility agreement has been signed on 26 February 2007. The facility will be made available for a 6 month period with an additional extension period option of 3 months. No amount has been utilized as of 9 May 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

				31 March 2007		31 December 2006
	Currency	Year of maturity	Interest rate type	Nominal interest rate	Carrying amount	Nominal interest rate	Carrying amount
Secured bank loans	USD	2011*	Floating	Libor+1.5%-4.5%	329,883	Libor+1.5%-4.5%	335,305
Secured bank loans	EUR	2008	Floating	Euribor+0.8%	110,145	Euribor+0.8%	107,783
Secured bank loans	TRY	2007	Fixed	20.5%	279	-	-
Unsecured bank loans	USD	2012*	Floating	Libor+2.25%	132,774	Libor+2.6%-3.5%	190,770
Unsecured bank loans	EUR	2008	Floating	Euribor+0.7%	6,103	Euribor+0.7%	5,720
Finance lease liabilities	USD	2007	Fixed	7.0% - 9.0%	5	7.0% - 9.0%	8
					579,189		639,586

* Based on Astelit’s financial statements as at 31 March 2007 Astelit is in breach of its covenants and therefore total long term debt is reclassified as short term debt payable.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

23.	Employee benefits

International Accounting Standard No. 19 (“IAS 19”) “Employee Benefits” requires actuarial valuation methods to be developed to estimate the enterprise’s obligation under defined benefit plans. The liability for this retirement pay obligation is recorded in the accompanying consolidated interim financial statements at its present value using a discount rate of 5.7%.

Movement in the reserve for employee termination benefits as at 31 March 2007 is as follows:

Balance at 1 January 2007	17,648
Provision set during the period	3,507
Payments made during the period	(653)
Unwind of discount	443
Effect of change in foreign exchange rate	377
Balance at 31 March 2007	21,322

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated interim income statement as incurred. The Group incurred $260 in relation to defined contribution retirement plan for the year ended 31 March 2007 (31 March 2006: $252).

24.	Deferred income

Deferred income classified as current mainly consists of counters sold but to be used by prepaid subscribers as of the reporting date. The amount of deferred income with respect those unused counters amounted to $179,075 and $184,337 as at 31 March 2007 and 31 December 2006, respectively.

25.	Provisions
	Legal	Bonus	Total
Balance at 1 January 2007	9,459	19,775	29,234
Provision made during the period	-	6,591	6,591
Provisions used during the period	-	(19,829)	(19,829)
Unwind of discount	-	(458)	(458)
Effect of change in foreign exchange rate	175	157	332
Balance at 31 March 2007	9,634	6,236	15,870

In note 30, under legal proceedings section, detailed explanations are given with respect to legal provisions in the captions under “Disputes on Turk Telekom Transmission Lines Leases”.

The bonus provision totalling to $6,236 comprises only the provision for the three months ended 31 March 2007 and is planned to be paid in March 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

26.	Trade and other payables

The breakdown of trade and other payables as at 31 March 2007 and 31 December 2006 is as follows:

	31 March	31 December
	2007	2006
Taxes and withholdings payable	187,379	195,132
Payables to other suppliers	84,844	134,227
Interconnection payables	69,649	69,399
Selling and marketing expense accrual	52,109	35,613
Payables to Ericsson companies	48,653	35,503
License fee accrual	44,591	43,052
Telecommunications Authority share accrual	20,662	16,222
Roaming expense accrual	9,403	9,680
Transmission fee accrual	8,428	7,723
Payout payables to fixed odds betting players	4,995	6,419
Interconnection accrual	4,961	3,330
Other	35,646	23,121
	571,320	579,421

Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to Telecommunications Authority and personnel income taxes.

Balances due to other suppliers are arising in the ordinary course of business.

Payables to interconnection suppliers arise from voice and SMS termination services rendered by other GSM operators.

Selling and marketing expense accruals are mainly result from services received from third parties related to marketing activities of the Company which are not yet invoiced.

Payables to Ericsson companies comprise due to Ericsson Turkey, Ericsson Sweden and Ericsson AB arising from fixed asset purchases, site preparation and other services. Balances due to other suppliers are arising in the ordinary course of business.

In accordance with the license agreement, Turkcell pays 90% of the ongoing license fee, which equals to the 15% of its gross revenue, to the Turkish Treasury and 10% as universal service fund to the Turkish Ministry.

Trade and other payables denominated in currencies other than the functional currency comprise $66,811 of trade and other payables denominated in US Dollar (31 December 2006: $56,027), $15,691 of trade and other payables denominated in Euros (31 December 2006: $14,465) and $16,716 of trade and other payables denominated in Swedish Krona (31 December 2006: $13,605).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

27.	Financial instruments

Exposure to credit, interest rate and currency risks arises in the normal course of the Group’s business. Derivative financial instruments such as forward contracts and options are used to hedge exposure to fluctuations in foreign exchange rates as well as trading purposes in order to accumulate premiums. The Group’s Treasury is committed to effectively manage financial market risks in the context of Group’s business strategies and with a view to achieve a balance between acceptable levels of risk and reward. Within this context, the Group implemented a Treasury Risk Management Policy that articulates the recognition, measurement and management of interest rate, foreign exchange, credit and liquidity risks while monitoring macro economic and financial markets’ conditions. In addition to this, the Group publishes and periodically updates procedures for each type of financial instrument used.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties if necessary in return for the credit support it gives related to certain financings.

Investments are allowed only in liquid securities and mostly with counterparties that have a credit rating equal or better than the Group. Some of the collection banks have credit ratings that are lower than the Group’s, or they may not be rated at all, however, policies are in place to review the paid-in capital and capital adequacy ratios periodically to ensure credit worthiness.

Transactions involving derivatives are with counterparties with whom the Group has signed agreements and which have sound credit ratings. The Group does not expect any counterparty fail to meet its obligations.

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, in the balance sheet.

Interest rate risk

As at 31 March 2007, interest on the Group’s assets was fixed excluding floating rate note holdings. Most of the floating rate holdings are denominated in TRY. As at 31 March 2007, holdings of Turkish government floating rate notes of the Company carry a face value of TRY 10,000 (equivalent to $7,246 as at 31 March 2007) and have a fair value of TRY 10,523 (equivalent to $7,625 as at 31 March 2007). Therefore, the Company is not exposed to interest rate risk on financial assets, apart from these floating rate notes, as at 31 March 2007. The Group has not entered into any type of derivative instrument in order to hedge interest rate risk as at 31 March 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

27.  Financial Instruments (continued)

Interest rate risk (continued)

Effective interest rates and repricing analysis:

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their average effective interest rates at 31 March 2007 and 31 December 2006 in which they mature or, if earlier, reprice.

		31 March 2007						31 December 2006
		Effective		1	1-2	2-5	More than 5	Effective		1	1-2	2-5	More than 5
		interest						interest
	Note	rate	Total	year	years	years	years	rate	Total	year	years	Years	years
Fixed rate instruments
Cash and cash equivalents*	19
USD		5.6%	732,882	732,882	-	-	-	5.6%	723,042	723,042	-	-	-
EUR		3.9%	221,047	221,047	-	-	-	3.7%	107,124	107,124	-	-	-
TRY		21.3%	892,389	892,389	-	-	-	23.1%	753,741	753,741	-	-	-
Other			16,379	16,379	-	-	-		14,733	14,733	-	-	-
Restricted cash	15	4.3%	106,560	-	106,560	-	-	4.3%	105,485	107	105,378	-	-
Held to maturity securities	14		-	-	-	-	-	23.4%	7,045	7,045	-	-	-
Finance lease obligations	22	9.9%	(5)	(5)	-	-	-	9.9%	(8)	(8)	-	-	-
Secured bank loans
TRY fixed rate loans	22	23.1	(279)	(279)	-	-	-		-	-	-	-	-
Bank overdraft	19		-	-	-	-	-	-	(285)	(285)	-	-
			1,968,973	1,862,413	106,560	-	-		1,710,877	1,605,499	105,378	-	-
Variable rate instruments
Available for sale securities	14
Foreign inv. equity funds		**	30,012	30,012	-	-	-	**	34,005	34,005	-	-	-
Gov. bonds, treasury bills
USD		6.5%	1,424	1,424	-	-	-	6.3%	1,449	1,449	-	-	-
EUR		4.4%	278	278	-	-	-	4.4%	273	273	-	-	-
TRY		20.4%	7,625	7,625	-	-	-	22.1%	18,961	18,961	-	-	-
Secured bank loans	22
USD floating rate loans		11.7%	(329,883)	(329,883)	-	-	-	11.7%	(335,305)	(335,305)	-	-	-
Euro floating rate loans***		4.4%	(110,145)	-	(110,145)	-	-	4.4%	(107,783)	-	(107,783)	-	-
Unsecured bank loans	22
USD floating rate loans ****		8.2%	(132,774)	(132,774)	-	-	-	7.8%	(190,770)	(190,770)	-	-	-
Euro floating rate loans		4.4%	(6,103)	(259)	(5,844)	-	-	4.4%	(5,720)	-	(5,720)	-
			(539,566)	(423,577)	(115,989)	-	-		(584,890)	(471,387)	(113,503)	-	-
* Effective interest rate of cash and cash equivalents represent effective interest rate on time deposits amounting to $1,686,769 as at 31 March 2007 (31 December 2006: $1,454,362).
** Effective interest rate is not calculated for foreign investment equity funds since they have no coupon payments.
*** Loan agreement was closed on floating rate basis. However, interest rate is fixed since there is only one interest payment till maturity.

****Loan agreements were closed on floating rate basis. However, interest rates are fixed, since the maturity of the loans are less than 6 months as of 31 December 2006 and only one interest payment is left.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

27.	Financial instruments (continued)

Foreign currency risk

The Group’s functional currency is TRY for operations conducted in Turkey, but certain revenues, purchases, operating costs and expenses and resulting receivables and payables are denominated in foreign currencies, primarily US Dollars, Euro and Swedish Krona. To hedge foreign currency risks, foreign exchange forward contracts and currency options are used, especially against US Dollar. Forward exchange contracts generally mature within one year.

Assets and liabilities denominated in foreign currencies are shown below:

	31 March	31 December
	2007	2006
Foreign currency denominated assets
Due from related parties-long term	69,217	70,417
Other non-current assets	111,572	105,505
Other investments	32,196	35,727
Due from related parties-short term	20,796	22,533
Trade receivables and accrued income	29,821	20,329
Other current assets	1,043	567
Cash and cash equivalents	944,962	837,702
	1,209,607	1,092,780
Foreign currency denominated liabilities
Loans and borrowings-long term	(115,989)	(113,503)
Other non-current liabilities	-	(7,006)
Loans and borrowings-short term	(462,920)	(526,074)
Trade and other payables	(99,794)	(84,318)
Due to related parties	(50)	(2,824)
	(678,753)	(733,725)
Net foreign currency position	530,854	359,055

To manage the Company’s foreign exchange risk more efficiently, in 2007, the Company entered into structured forward transactions. As at 31 March 2007, the Company has outstanding structured forward contracts amounting to notional $535,000 to buy US dollar against TRY and notional $100,000 to sell US dollar against TRY. Changes in the fair value of forward exchange contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognised in the income statement. $6,230 asset has been recorded in the balance sheet due to change in the fair value of forward exchange contracts as at 31 March 2007 (31 December 2006: nil). All of the forward exchange contracts have maturities of less than one year. Where necessary, forward exchange contracts are rolled over with new terms before maturity.

In order to take advantage of market volatility in the foreign exchange markets and increase the yield on its free cash, the Company enters into option transactions to buy or sell certain currencies, beginning from 2006. Option contracts allow the Company to either hedge its exposure or collect premiums depending on their types. As at 31 March 2007, the Company has bought and sold currency options in the notional amounts of $70,000 and EUR 25,000, outstanding. Changes in the fair value of options that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognised in the income statement. The fair value change of currency options used as economic hedges of monetary assets and liabilities in foreign currencies as at 31 March 2007 was $73 (31 December 2006: nil) recognised in income statement.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

27.	Financial instruments (continued)

Sensitivity analysis

In managing interest rate and currency risk, the Company aims to reduce the impact of short-term fluctuations on the Group’s earnings. Over the longer-term, however, permanent changes in foreign exchange and interest rates will have an impact on profit.

The basis for the sensitivity analysis is an aggregate corporate-level interest rate exposure composed of interest bearing investments and interest bearing debts. At 31 March 2007 it is estimated that a general increase of one percentage point in interest rates would decrease the Group’s profit before income tax by approximately $4,120.

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies, both short-term and long-term purchase contracts. The analysis excludes net foreign currency investments. It is estimated that a general increase and decrease of fifteen percentage point in the value of the Turkish Lira against other foreign currencies would have changed the Group’s profit before income tax by approximately $(231,051) and $90,825, respectively, for the three months ended 31 March 2007. Changes in the fair values of forward contracts and currency options are also included in the sensitivity analysis, however, offsetting changes in the valuation of the underlying transaction are not included.

These assumptions above are hypothetical and the actual results may differ substantially from the projected figures.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

27.	Financial instruments (continued)

Fair values

The fair values of financial assets and liabilities together with the carrying amounts shown in the balance sheet are as follows:

		31 March 2007		31 December 2006
		Carrying	Fair	Carrying	Fair
	Note	Amount	Value	Amount	Value
Financial assets
Due from related parties-long term	31	71,513	71,513	72,506	72,506
Derivatives-long term	14	1,906	1,906	-	-
Other non-current assets*	13	113,893	113,893	108,779	108,779
Available for sale securities	14	39,339	39,339	54,688	54,688
Held to maturity securities	14	-	-	7,045	7,048
Due from related parties-short term	31	56,218	56,218	66,101	66,101
Trade receivables and accrued income	17	349,123	349,123	318,973	318,973
Other current assets*	18	6,651	6,651	22,131	22,131
Derivatives-short term	14	6,712	6,712	-	-
Cash and cash equivalents	19	1,862,697	1,862,697	1,598,640	1,598,640

Financial liabilities
Loans and borrowings-long term	22	(115,989)	(115,989)	(113,503)	(113,503)
Bank overdrafts		-	-	(285)	(285)
Loans and borrowings-short term	22	(463,200)	(463,200)	(526,083)	(526,083)
Trade and other payables	26	(571,320)	(571,320)	(579,421)	(579,421)
Due to related parties	31	(456,343)	(456,343)	(6,844)	(6,844)
Provisions	25	(15,870)	(15,870)	(29,234)	(29,234)
		885,330	885,330	993,493	993,496
Unrecognized gain			-		3

* Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

The methods used in determining the fair values of financial instruments are discussed in note 4.

28.	Operating leases

The Company entered into various operating lease agreements. At 31 March 2007 and 31 December 2006, there were no commitments and contingent liabilities in material amounts arising from those agreements. For the three months ended at 31 March 2007 and 2006, total rent expenses for operating leases were $41,415 and $36,888, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Capital commitments

As at 31 March 2007, outstanding capital commitments that the Group entered into with respect to purchase of property, plant and equipment amounted to $1,795 (31 December 2006: $2,496).

Purchase Obligations

According to the “Sponsorship and Advertising Agreements” signed in the context and as an integral part of the “Restructuring Framework Agreement”, the Group committed to purchase sponsorship and advertisement from Digital Platform Iletisim Hizmetleri AS (“Digital Platform”). Outstanding purchase obligation with respect to these agreements as at 31 March 2007 amounted to $76,538 (31 December 2006: $81,785) excluding VAT.

The principal shareholder of Baytur Insaat Taahhut AS (“Baytur”), a construction company, is the Cukurova Group. Baytur committed to complete construction of 484 apartments within the scope of an agreement signed among the Company, Baytur and the land owner, which is a governmental organization, on 19 October 2004. The contract amount is $39,650 and the project is planned to be completed in May 2007. The Company paid $36,601 to Baytur within the scope of this agreement as at 31 March 2007 (31 December 2006: $34,770).

Guarantees

As at 31 March 2007, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations amounting to TRY 139,109 (equivalent to $100,797 at 31 March 2007) (31 December 2006: $51,134).

As explained in note 22, the Company has fully guaranteed the long term junior facility of Astelit.

30.	Contingencies

License Agreements

Turkcell:

On 27 April 1998, the Company signed the License Agreement with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits the Company to operate as a stand-alone GSM operator. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury and Turkish Ministry an ongoing license fee and universal service fund, respectively, equal to 15% of its gross revenues in total. The Company is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

In February 2002, the Company renewed its License with the Telecommunications Authority, and became subject to a number of new requirements, including those regarding the build-out, operation, quality and coverage of the Company's GSM network, prohibitions on anti-competitive behavior and compliance with national and international GSM standards. Failure to meet any requirement in the renewed License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the renewed License, including the surrender of the GSM network without compensation, or limitation of the Company's rights thereunder, or could otherwise adversely affect the Company's regulatory status. Certain conditions of the renewed License Agreement include the following:

Coverage: The Company had to attain geographical coverage of 50% and 90% of the population of Turkey with certain exceptions within three years and five years, respectively, of the License's effective date. The Company has completed its related liabilities with respect to coverage as at 31 March 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

30.	Contingencies

License Agreements (continued)

Service offerings: The Company must provide certain services in addition to general GSM services, including free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, fax capability, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls.

Service quality: In general, the Company must meet all the technical standards determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM MoU. Service quality requirements include that call blockage cannot exceed 5% and unsuccessful calls cannot exceed 2%.

Tariffs: Telecommunications Authority sets the initial maximum tariffs in TRY and US Dollar. Thereafter, the revised License provides that the Telecommunications Authority will adjust the maximum tariffs at most every six months or, if necessary, more frequently. The Company is free to set its own tariffs up to the maximum tariffs.

Rights of the Telecommunications Authority, Suspension and Termination:

The revised License is not transferable without the approval of the Telecommunications Authority. In addition, the License Agreement gives the Telecommunications Authority certain monitoring rights and access to the Company’s technical and financial information and allows for inspection rights, and gives certain rights to suspend operations under certain circumstances. Also, the Company is obliged to submit financial statements, contracts and investment plans to the Telecommunications Authority.

The Telecommunications Authority may suspend the Company’s operations for a limited or an unlimited period if necessary for the purpose of public security and national defense. During period of suspension, the Telecommunications Authority may operate the Company’s GSM network. The Company is entitled to any revenues collected during such period and the Licensee's term will be extended by the period of any suspension. The revised License may also be terminated upon a bankruptcy ruling against the Company or for other license violations, such as operating outside of its allocated frequency ranges, and the penalties for such violations can include fines, loss of frequency rights, revocation of the license and confiscation of the network management centre, the gateway exchanges and central subscription system, including related technical equipment, immovables and installations essential for the operation of the network.

Based on the enacted law on 3 July 2005 with respect to the regulation of privatization, gross revenue description based for the calculation of ongoing license fee and universal service fund has been changed. According to this new regulation, interest charges for late collections, and indirect taxes such as VAT, and other expenses are excluded from the description of gross revenue. Calculation of gross revenue for ongoing license fee and universal service fund according to the new regulation is effective after Danistay’s approval on 10 March 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

30.	Contingencies (continued)

Astelit:

Astelit owns four GSM frequency licenses (two GSM–900, two DCS-1800) and two GSM activity licenses (one is for GSM–900, one is for DCS–1800). GSM–900 frequency licenses are valid until 17 December 2020 and DCS–1800 frequency licenses are valid until 3 March 2019 and 8 June 2008. GSM–900 and DCS–1800 activity licenses will expire on 8 June 2008 and 10 November 2020, respectively. On 4 October 2006 Astelit reissued DCC’s activity and frequency licenses (Time Division Multiple Access) to its own name subsequent to the merger of DCC and Astelit which was realized as of 4 April 2006. In addition to the above GSM licenses, Astelit owns four TDMA activity licenses due to the merger of both companies, which are valid until 22 September 2010, 30 October 2017, 15 December 2018, 17 June 2013, and four frequency licenses (for DAMPS technology), which are valid until 11 December 2017, 4 February 2008, 30 January 2011, 27 June 2007. In addition, Astelit owns 6 microwave frequency licenses.

According to licenses, Astelit should adhere to state sanitary regulations to ensure that equipment used does not injure the population by means of harmful electro-magnetic emissions. Licenses require Astelit to inform authorities about start/end of operations in one month; about changes in incorporation address in 10 days. Also, Astelit must present all the required documents for inspection by Ukrainian Telecommunications Authority at their request. The Ukrainian Telecommunications Authority may suspend the operations of Astelit for a limited or an unlimited period if necessary because of the expiration of licenses, upon mutual consent, or in case of violation of terms of radio frequencies use. If such a violation is determined, Ukrainian Telecommunications Authority notifies Astelit of provisions violated and sets deadline for recovery. If the deadline is not met, licenses may be terminated.

Tellcom:

Tellcom acquired Long Distance Traffic Carrying Services License, Data Transmission Overland License, Infrastructure License and Interconnection License on 19 September 2006, 16 June 2005, 3 March 2006 and 20 July 2006, respectively. Long Distance Traffic Carrying Services License is valid for 15 years and the remaining licenses are valid for 25 years.

Inteltek:

Inteltek signed a contract on 30 July 2002 which provides for the installation, support and operation of an on-line central betting system as well as maintenance and support for the provision of football betting games. The Central Betting System Contract is scheduled to expire on 1 March 2008.

Inteltek signed another contract with Genclik ve Spor Genel Mudurlugu (“GSGM”) on 2 October 2003 which authorized Inteltek to establish and operate a risk management center and become head agent for fixed odds betting. The Fixed Odds Betting contract was scheduled to expire in October 2011. However, in relation to the lawsuits related to the operations of Inteltek, GSGM ceased the implementation of the Fixed Odds Betting contract during March 2007. Following the annulment decision, on 28 February 2007, the Turkish parliament passed a new law that allowed Spor Toto Teskilat Mudurlugu to hold a new tender before 1 March 2008 and sign a contract which will be valid until 1 March 2008 Spor Toto Teskilat Mudurlugu and Inteltek signed a new Fixed Odds Betting Contract on 15 March 2007, with new conditions which will be valid until 1 March 2008. As per the new conditions, the commission rate of Inteltek decreased to 7% as a head agent of fixed odds betting games, which was previously 12% under the former contract.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

30.	Contingencies (continued)

Interconnection Agreements

The Company has entered into interconnection agreements with a number of operators in Turkey and overseas including Turk Telekom, Telsim Mobil Telekomunikasyon Hizmetleri AS (“Telsim”), Vodafone Telekomunikasyon AS (“Vodafone”), Avea Iletisim Hizmetleri AS (“Avea”), Milleni.com GMBH (“Milleni.com”) and Globalstar Avrasya Uydu Ses ve Data Iletisim AS (“Globalstar”). The Access and Interconnection Regulation (the “Regulation”) became effective when it was issued by the Telecommunications Authority on 23 May 2003.

The Regulation is driven largely by a goal to improve the competitive environment and ensure that users benefit from telecommunications services and infrastructure at a reasonable cost. Under the Regulation, the Telecommunications Authority may compel all telecommunications operators to accept another operator’s request for use of and access to its network. All telecommunications operators in Turkey may be required to provide access to other operators on the same terms and qualifications provided to their shareholders, subsidiaries and affiliates.

In accordance with the Regulation, the telecommunications providers in Turkey (including Turk Telekom), are obliged to renew their interconnection agreements within two months following the issuance of the Regulation. The Company entered into a new interconnection agreement with Globalstar on 9 September 2003, and as a result of intervention by the Telecommunications Authority, the Company entered into supplemental agreements with Turk Telekom on 10 November 2003, Telsim on 21 November 2003, and Globalstar on 11 December 2003, with amended tariffs and tariff adoption procedures. After the merger of Is-Tim Telekomunikasyon Hizmetleri AS (“Is-Tim”) and Aycell Haberlesme ve Pazarlama Hizmetleri AS (“Aycell”), a new company was formed with the name TT&TIM Iletisim Hizmetleri A.S. (“TT&TIM”). The interconnection agreement with Is-Tim was renewed with TT&TIM and the interconnection agreement with Aycell was cancelled. On 15 October 2004, TT&TIM changed its name to Avea. On the other hand, the business relationship on interconnection between Milleni.com and the Company has been bilaterally terminated as at 21 June 2004. On 24 May 2006, shares of Telsim were transferred to Vodafone and a new interconnection agreement was signed between the Company and Vodafone at the end of July 2006.

On 21 February 2005, Tellcom and Milleni.com have signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to the Company’s switch and the Company may convey calls to Milleni.com's switch, in both cases, for onward transmission to their destinations. In addition, the Telecommunications Authority has required operators holding significant market power, as well as Turk Telekom, to share certain facilities with other operators under certain conditions, and to provide co-location on their premises for the equipment of other operators at a reasonable price. The Telecommunications Authority may also require telecommunications operators to provide number portability, which means allowing users to keep the same phone numbers even after they switch from one network to another.

Under a typical interconnection agreement, each party agrees, among other things to permit the interconnection of its network with the Company’s network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Typical interconnection agreements also establish understandings between the parties relating to a number of key operational areas, including call traffic management, quality and performance standards, interconnection interfaces and other technical, operational and procedural aspects of interconnection.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

30.	Contingencies (continued)

Interconnection Agreements (continued)

The Company’s interconnection agreements usually provide that each party will assume responsibility for the safe operation of its own network. Each party is also typically responsible for ensuring that its network does not endanger the safety or health of employees, contractors, agents or customers of the other party or damage interfere with or cause any deterioration in the operation of the other party’s network.

Interconnection agreements also specify the amount of the payments that each party will make to the other for traffic originated on one network but switched to the other. These payments vary by contract, and in some cases, may require the Company to pay the counterparty less, the same amount, or a greater amount per minute, for traffic originating on the Company’s network but switching to the counterparty’s network, than it receives for a similar call originating on another network and switched to the Company’s network.

There are no minimum payment obligations under the interconnection agreements; however, failure to carry the counterparty’s traffic may expose the Company to financial and other penalties or loss of interconnection privileges for its own traffic. The Company and other operators have entered into interconnection agreements which set out the terms and conditions regarding the price terms as well as periodical revision of such terms. However, there were disputes between the operators regarding the pricing terms and as per the Access and Interconnection Regulation, the issue had been escalated to the Telecommunications Authority by Turk Telekom, Telsim and Avea. Meanwhile, the Telecommunications Authority issued reference interconnection rates during the fourth quarter of 2004, which indicate pricing terms. Consequently, on 10 August 2005, the Telecommunications Authority issued a ‘temporary interconnection price schedule’ for the interconnection between Turk Telekom and the Company which are in line with the reference tariff structure defined by the Telecommunications Authority during the fourth quarter of 2004. Telecommunications Authority issued final reference call termination rates for all operators in the market in June 2006. These rates are lower than previously applied termination rates with the other GSM operators, as expected but reveal no change with the temporary interconnection rates applied between Turk Telekom and the Company since August 2005. Based on the Telecommunications Authority’s resolution, the Company has started to apply the new reference call termination rates with Avea starting from July 2006. In the end of July 2006, the Company signed an agreement with Vodafone at more favorable rates than reference call termination rates suggested by the Telecommunications Authority which has been retroactively effective from 24 May 2006 which is the date of transfer of shares of Telsim to Vodafone. Therefore, the Company has applied these more favorable rates starting from 24 May 2006 with Vodafone. For the period between 1 March 2006 and 24 May 2006, final reference call termination rates have been applied retrospectively with Telsim.

On 16 January 2007, Telecommunications Authority published “Standard Reference Interconnection Tariffs” for Turk Telekom and GSM operators. In accordance with the recommendation the fee determined for Turkcell is full TRY 0.140/minute (equivalent to full $0.101/minute as at 31 March 2007) between 16 January 2007 and 28 February 2007. From 1 March 2007, the fee is full TRY 0.136/minute (equivalent to full $0.099/minute as at 31 March 2007). These “Standard Reference Interconnection Tariffs” are not necessarily directly applicable to the Company’s current or future interconnection agreements unless explicitly stated by the Telecommunications Authority at the end of the settlement procedure.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

30.	Contingencies (continued)

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute on VAT on Ongoing License Fee

Starting from June 2003, the Company has begun to make payments for VAT on ongoing license fees with reservations and commenced a lawsuit against the Tax Office for the related period. On 31 December 2003, the Tax Court decided that the Company would not have to pay VAT on ongoing license fee from February 2004 onwards. The Tax Office has appealed this decision. On 28 March 2006, Danistay decided in line with the local court. Based on the management and legal counsel’s opinion, the Company has not provided any accrual related with this dispute in its consolidated interim financial statements as at and for the three months ended 31 March 2007.

Dispute on Turk Telekom Transmission Lines Leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TRY 3,023 (equivalent to $2,190 as at 31 March 2007) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TRY 30,068 (equivalent to $21,787 as at 31 March 2007).

The Company did not agree with Turk Telekom's interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. The case is still pending. As at 31 March 2007, the Company recorded a provision of TRY 13,296 (equivalent to $9,634 as at 31 March 2007) because its management and legal counsel believe that this is the most likely outcome.

Dispute on National Roaming Agreement

During the third quarter of 2001, the Company was approached by Is-Tim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continuing under the supervision of the Telecommunications Authority have been subject to several lawsuits. On 26 November 2001, the Company initiated an arbitration suit in ICC against Turkish Ministry and Telecommunications Authority. On 25 November 2003, ICC rendered a decision stating that the case is not under its jurisdiction. The Company initiated a lawsuit for the annulment of this decision. The First Instance Court rejected the case and the Company appealed against said decision The Supreme Court annulled the decision of the First Instance court in favor of the Company. On 13 September 2006, local court decided to execute the Supreme Court’s decision. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

30.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on National Roaming Agreement (continued)

In a letter dated 14 March 2002, the Telecommunications Authority subjected Is-Tim’s request for national roaming to the condition that it be reasonable, economically proportional and technically possible. Nevertheless the Telecommunications Authority declared that the Company is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. The Company initiated a lawsuit against Telecommunications Authority. On 14 March 2006, Danistay decided to cancel the process dated 14 March 2002 but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. Telecommunications Authority appealed the decision. The appeal process is still pending.

On 9 June 2003, the Turkish Competition Board (the “Competition Board”) decided that the Company abused its dominant position by refusing to enter into a national roaming agreement with Is-Tim, and fined the Company by nominal amount of approximately TRY 21,822 (equivalent to $15,812 as at 31 March 2007). On 28 March 2006, Danistay cancelled the Competition Board’s decision. Both parties have not appealed the decision and, accordingly, Danistay’s decision was finalized.

On 10 December 2004, Tax Office requested nominal amount of approximately TRY 21,822 (equivalent to $15,812 as at 31 March 2007) regarding the Competition Board decision. On 25 November 2005, the Administrative Court decided the cancellation of the aforementioned payment order. Both the Competition Board and Tax Office have appealed the decision. Danistay approved the Administrative Court decision. Competition Board applied for the correction of the decision of Danistay. Based on its management and legal counsel’s opinion, the Company has not recorded any accrual for Competition Board’s decision.

Additionally, the Telecommunications Authority decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TRY 21,822 (equivalent to $15,812 as at 31 March 2007). On 7 April 2004, the Company made the related payment. On 3 January 2005, Telecommunications Authority paid back nominal amount of TRY 21,822 (equivalent to $15,812 as at 31 March 2007). On 13 December 2005, Danistay decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. Telecommunications Authority appealed the decision. The case is still pending. Based on its management and legal counsel’s opinion, the Company has not recorded any accrual as at 31 March 2007.

On 27 October 2006, Telecom Italia SPA and TIM International N.V. initiated a lawsuit against the Company and Telsim claiming that the Company violated competition law since demand of roaming has not been met. Telecom Italia SPA and TIM International N.V. requested $2,000 with respect to this claim. The case is still pending. Based on its management and legal counsel’s opinion, the Company has not recorded any accrual as at 31 March 2007.

If the Company is forced to enter a national roaming agreement on terms and conditions that do not provide an adequate return on its investment in its GSM network, its financial position, results of operations and cash flows could be adversely affected.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

30.	Contingencies (continued)

Legal Proceedings (continued)

Investigation of the Turkish Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors, in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined by nominal amount of approximately TRY 6,973 (equivalent to $5,053 as at 31 March 2007) and was enjoined to cease these infringements. The Company initiated a lawsuit before Danistay for the injunction and cancellation of the decision. On 15 November 2005, Danistay cancelled the Competition Board’s decision on the ground that Competition Board infringed the procedural rules governing the investigation process.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. Based on this decision, Ankara Tax Office requested the Company to pay TRY 6,973 (equivalent to $5,053 as at 31 March 2007) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the injunction and cancellation of this payment order. On 10 March 2006, the Company initiated a lawsuit before Danistay for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. Danistay rejected the injunction request of the Company. The Company has objected to this rejection decision. Danistay rejected the Company’s objection request. The Company ceased to accrue for TRY 6,973 (equivalent to $5,053 as at 31 March 2007) on its consolidated interim financial statements as at 31 March 2007 due to the aforesaid payment on 25 September 2006.

Dispute on Collection of Frequency Usage Fees

On 21 May 1998, the Company entered into a protocol with the Wireless Communications General Directorate (the “Directorate”) regarding the application of the governing provisions of the Wireless Law No. 2813 to the administration of its GSM mobile phone network. Under this protocol, the Company is to collect frequency usage fees, which are calculated by the Directorate, from the taxpayers using mobile phones on behalf of the Directorate, and to pay the levied tax to the Directorate. In 2001, the Directorate’s power, including all of its rights and obligations, was transferred to the Telecommunications Authority.

On 22 March 2002, as a consequence of the impossibility in fact and at law of collecting such tax from its prepaid subscribers, the Company filed a lawsuit requesting cancellation of the protocols obligating it to collect the frequency usage fees from the prepaid subscribers and to pay it to the Telecommunications Authority. After respective legal procedures, on 20 April 2004, the Company paid nominal amount of TRY 145,644 (equivalent to $105,531 as at 31 March 2007) for the frequency usage fees of 2002 including interest through that date with reservation. The court rejected the Company’s request and decided that there should be no further judgment on this issue since the frequency usage fees of 2002 are paid. Both the Company and Telecommunications Authority appealed this decision. On 29 June 2006, Supreme Court rejected both appeals and approved the local court’s judgment. Both the Company and Telecommunications Authority have applied for the correction of this decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

30.	Contingencies (continued)

Legal Proceedings (continued)

Investigation of the Telecommunications Authority on International Voice Traffic

In May 2003, the Company was informed that the Telecommunications Authority had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, the Telecommunications Authority fined the Company by nominal amount of approximately TRY 31,731 (equivalent to $22,992 as at 31 March 2007). On 9 April 2004, the Company made the related payment. With respect to the Danistay’s injunction on 5 November 2004, Telecommunications Authority paid back the nominal amount. Telecommunications Authority appealed this decision. General Assembly of Administrative Courts of Danistay rejected the appeal request of Telecommunications Authority. On 26 December 2006, Danistay decided to reject the penalty request of Telecommunications Authority. Based on its management and legal counsel’s opinion, the Company has recorded income amounting to nominal amount of TRY 31,731 (equivalent to $22,992 as at 31 March 2007) in the consolidated financial statements as at and for the year ended 31 December 2004.

On 2 March 2005, Turk Telekom notified the Company that the Company has damaged Turk Telekom because of the interconnection agreement signed with Milleni.com. Accordingly, Turk Telekom requested the Company to pay nominal amount of TRY 219,148 (equivalent to $158,791 as at 31 March 2007) of principal and nominal amount of TRY 178,364 (equivalent to $129,240 as at 31 March 2007) of interest, which make a sum of nominal amount of TRY 397,512 (equivalent to $288,031 as at 31 March 2007) until 7 March 2005. In addition, Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TRY 450,931 (equivalent to $326,738 as at 31 March 2007) of which TRY 219,149 (equivalent to $158,792 as at 31 March 2007) is principal and TRY 231,782 (equivalent to $167,946 as at 31 March 2007) is interest charged until 30 June 2005. The Court sent the file to expert examination. The case is still pending. Management and legal counsel believe that the aforementioned request has no legal basis. At this point, regarding this litigation it is premature to estimate its potential outcome, if any.

Based on its management and legal counsel’s opinion, the Company has not provided any accruals with respect to this matter in its consolidated interim financial statements as at 31 March 2007.

Investigation of the Telecommunications Authority on Frequency Fee Payments

On 23 October 2003, the Telecommunications Authority fined the Company, claiming that the Company has made inadequate annual frequency usage fee payments by notifying its subscriber numbers less than the actual. The Telecommunications Authority requested nominal amount of TRY 16,005 (equivalent to $11,597 as at 31 March 2007) for principal, an interest charge of nominal amount of TRY 10,761 (equivalent to $7,797 as at 31 March 2007) and a penalty of nominal amount of TRY 63,463 (equivalent to $45,984 as at 31 March 2007). Management and legal counsel believe that the Telecommunications Authority’s decision is due to a misinterpretation of the applicable regulations. On 20 February 2004, the Company initiated legal proceedings for the annulment of the decision. On 26 November 2004, the Administrative Court rejected the case. The Company appealed for correction of the decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

30.	Contingencies (continued)

Legal Proceedings (continued)

Investigation of the Telecommunications Authority on Frequency Fee Payments (continued)

On 12 October 2005, the Tax Office requested nominal amount of TRY 63,463 (equivalent to $45,984 as at 31 March 2007) regarding the Telecommunications Authority’s decision which was paid by the Company previously. On 8 November 2005, the Company initiated another lawsuit before the administrative court against the Tax Office requesting an injunction and cancellation of the payment order. On 31 March 2006, the court rejected the injunction request and the Company appealed the decision and on 19 June 2006, the Court accepted the Company’s appeal.

On 16 April 2004, the Company paid nominal amount of TRY 103,740 (equivalent to $75,168 as at 31 March 2007) including interest through that date regarding the Telecommunication Authority’s claim. On 3 May 2006, Danistay cancelled the portion of the Court’s judgment relating to wireless usage fee and interest accrued on such fee. However, Danistay has approved the other portions of the aforesaid judgment, by rejecting the Company’s appeal request. The Company has requested the correction of judgment against Council of State’s above mentioned decision. However, the Company management believes that decision of the next case will not be in favor of the Company since the reason behind the appeal is the payment of requested amount including interest previously.

Dispute on Special Transaction Taxation Regarding Prepaid Card Sales

On 18 September 2003, the Ministry of Finance issued a report stating that by applying discounts for prepaid card sales for the period between June - December 2002, the Company calculated the special transaction tax on post-discounted amount. Pursuant to this report, the Tax Office delivered to the Company a notice, asserting deficiencies in special transaction tax declarations and requesting a special transaction tax payment amounting to nominal amount of TRY 6,993 (equivalent to $5,067 as at 31 March 2007) and a tax penalty of nominal amount of TRY 9,875 (equivalent to $7,155 as at 31 March 2007). The case is still pending. Management and legal counsel believe that the Company will prevail in this matter. Accordingly, the Company has not provided any accruals with respect to this matter in its consolidated interim financial statements as at 31 March 2007.

Disputes on annulment of fixed odds betting tender related to establishment and operation of risk management center head agency

Reklam Departmani Basin Yayin Produksiyon Yapimcilik Danismanlik ve Ticaret Limited Sirketi (“Reklam Departmani”) commenced a lawsuit against the Genclik ve Spor Genel Mudurlugu (“GSGM”) before the Ankara 4th Administrative Court. In the lawsuit, Reklam Departmani claimed for the annulment of fixed odds betting tender related to the establishment and operation of risk management center and acting as head agency. Inteltek has participated to the case as an intervener. On 21 February 2005, the Court rejected the case. Reklam Departmani appealed this rejection. Danistay accepted the appeal request of Reklam Departmani. The case is directed to local court. Reklam Departmani claimed suspension of execution and cancellation of Fixed Odds Betting (“FOB”) tender. Local Court rejected Reklam Departmani’s suspension of execution claim on 18 August 2006. Management and legal counsel believe that it is not practicable to issue an opinion on the conclusion of the case at the current stage. The Company has not set any accruals with respect to this matter in its interim financial statements as at 31 March 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

30.	Contingencies (continued)

Legal Proceedings (continued)

Disputes on annulment of fixed odds betting tender related to establishment and operation of risk management center head agency(continued)

With respect to the same tender, Gtech Avrasya Teknik Hizmet ve Musavirlik AS (“Gtech”) commenced a lawsuit against Public Tender Authority and GSGM for the annulment of tender related to the establishment and operation of risk management center and acting as head agency, tender transaction and the Public Tender Authority’s decision concerning there is no ground to decide on the application regarding to the annulment of the tender transactions. Since Inteltek’s operations may be affected by the court’s decision, Inteltek has participated to the case as an intervener. On 21 February 2006, the Court rejected the case. Both Gtech and Public Tender Authority appealed the decision. Danistay accepted the request of appeal. On 8 November 2006, the Court decided for the annulment of the Public Tender Authority’s decision and rejected the case from the tender transactions point of view. This decision was appealed by Inteltek, Public Tender Authority and GSGM. Following the appeal of parties on 12 January 2007, Danistay decided for the preliminary injunction of the tender transactions subject to the lawsuit together with the decision of the First Instance Court’s decision. Inteltek and GSGM objected to this decision and Danistay rejected the objection request.

Following the above mentioned Danistay’s decision, Grand National Assembly of Turkey passed a new law that allowed Spor Toto Teskilat Mudurlugu to hold a new tender and sign a new contract which will be valid until 1 March 2008. On 15 March 2007, GSGM held a new tender, at which Inteltek became the preferred bidder and reacquired the right to operate until 1 March 2008. On the other hand, Inteltek initiated two lawsuits against GSGM on the ground that the termination of the Fixed Odds Betting Contract dated 2 October 2003 was unjustified and to determine that the aforementioned contract is valid under law and is in force.

Legal counsel believes that it is not practicable to issue an opinion on the conclusion of these cases. Based on its management and legal counsel’s opinion The Company has not provided any accruals with respect to these matters in its consolidated interim financial statements as at 31 March 2007. However, the new contract is valid until 1 March 2008, Company management will evaluate to attend a new tender, if any.

Dispute with Spor Toto Teskilat Mudurlugu I

On 9 November 2005, Spor Toto Teskilat Mudurlugu (“Spor Toto”) sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TRY 3,292 (equivalent to $2,385 as at 31 March 2007) due to the difference in the reconciliation methods. Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek did not pay the requested amount.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

30.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with Spor Toto Teskilat Mudurlugu I (continued)

A lawsuit for determination of evidence has been initiated against Inteltek by Spor Toto on behalf of GSGM. In this lawsuit, Spor Toto has requested from the Court to determine that Inteltek was responsible for the revenue which was not transferred to the Spor Toto’s accounts in due time, and collection risk was belonging to Inteltek, Inteltek was responsible for the revenue in the amount of TRY 1,527 (equivalent to $1,106 as at 31 March 2007) which was not paid and not collected until the date of the lawsuit and final accounts should be resolved after every period of six-months for settlement, by accepting the periods of six-months for settlement as periods independent from each other. On 22 February 2007, the Court rejected the case and decided that the collection risk is with GSGM and Inteltek is not responsible for the uncollected amount of TRY 1,527 (equivalent to $1,106 as at 31 March 2007) and also rejected the demand of GSGM that reconciliation period should be six-month independent periods. GSGM appealed the Court’s decision.

Based on its management and legal counsel’s opinion Inteltek accrued nominal amount of TRY 3,292 (equivalent to $2,385 as at 31 March 2007) for this amount in the accompanying consolidated interim financial statements as at 31 March 2007 due to the probability of negative outcome of the appeal process.

Dispute with Spor Toto Teskilat Mudurlugu II

On 27 February 2007, Inteltek initiated a lawsuit against Spor Toto putting forward that Spor Toto’s claim with respect to a duplicate payment made to Inteltek should be reversed in a trust deposit account is not valid and Inteltek stated that all payments made with respect to the contracts between Inteltek and Spor Toto are valid under law. The case is still pending.

Dispute on call termination fee

Telsim has initiated a lawsuit claiming that the Company has not applied the reference interconnection rates determined by the Telecommunications Authority, and has charged interconnection fees exceeding the ceiling rates approved by Telecommunications Authority and requested an injunction to be applicable starting from 1 August 2005, to cease this practice and requested a payment of its damages totalling to nominal amount of TRY 26,109 (equivalent to $18,918 as at 31 March 2007) including principal, interest and penalty on late payment. On 6 April 2006, the case was rejected. Telsim appealed the decision. As it is stated in the existing Interconnection Agreement with Telsim, Telsim referred the matter to the Telecommunications Authority. The resolution procedure was finalized and Telecommunication Authority set the call termination charges which are effective from 1 March 2006. The Company initiated a lawsuit for the annulment of the decision of the Telecommunication Authority. The case is still pending. According to the Telecommunications Authority decision, these charges have been applied between Turkcell and Telsim from 1 March 2006 to 24 May 2006. The management and legal counsel of the Company believe that it is premature to estimate the legal outcome with respect to Telsim’s request of its damages at this point. Therefore, the Company has not recorded any accrual with respect to this matter in its consolidated interim financial statements as at 31 March 2007.

Invalidity of the Board Resolution

On 23 June 2005, the Board of Directors of the Company has decided to allow Alfa Group to conduct a due diligence in the Company and to entitle the management. On 1 July 2005, Sonera filed a suit with an injunction request against the Company for the purpose of determination of the invalidity of the resolution dated 23 June 2005. On 28 December 2005, the court rejected the injunction request of Sonera. Sonera has appealed this decision on 24 February 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

30.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with Iranian Ministry in connection with the GSM tender process

The Company believes the Iranian Ministry has not properly implemented the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process, which was won by the Consortium. As a result, the Company has brought a claim in Iranian courts seeking to compel the Ministry to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process. Such injunction order was rejected in April 2006.

Dispute with the Telecommunications Authority with respect to temporary set call termination fees

The interconnection agreement with Turk Telekom provided for a renegotiation of pricing terms on call termination fees after 31 December 2004, and in the event that the parties could not agree on new terms by 28 February 2005, for referral to the Telecommunications Authority for resolution. As the parties were unable to agree on new terms, Turk Telekom referred the matter to the Telecommunications Authority, which has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005.

On 7 October 2005, the Company filed a lawsuit against the Telecommunications Authority for the injunction and cancellation of this decision, which has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005 and the Court rejected the Company’s preliminary injunction request. The Company has appealed this decision. The appeal request has been rejected. Besides, on 1 June 2006, Telecommunications Authority issued reference call termination fees for the Company and Turk Telekom. In addition, on 26 July 2006, Telecommunications Authority issued final call termination fees for the Company and Turk Telekom. On 10 July 2006 and 14 August 2006, the Company filed two lawsuits before Ankara Administrative Court for the injunction and cancellation of reference call termination fees together with the final termination fees set as full TRY 0.14/minute (equivalent to full $0.10/minute as at 31 March 2007) for calls terminating on Turk Telekom and the Company’s network through the decisions of Telecommunications Authority dated 1 June 2006 and 26 July 2006. On 9 October 2006, the Administrative Court rejected injunction request of the Company. The Company objected to this decision. On 22 November 2006, objection request has been rejected.

As mentioned above, Telecommunications Authority has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005. However, Turk Telekom does not apply these termination fees for the international calls. Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages totaling to nominal amount of TRY 11,970 (equivalent to $8,673 as at 31 March 2007) including principal, interest and penalty on late payment covering the period from August 2005 until October 2005. The Court sent the file to expert examination. The case is still pending.

On 19 December 2006, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by Telecommunications Authority for the period between November 2005 and October 2006 amounting to nominal amount of TRY 23,726 (equivalent to $17,192 as at 31 March 2007) including principal, interest and penalty on late payment. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

30.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Telecommunications Authority with respect to temporary set call termination fees (continued)

In addition, call termination fees between the Company and Vodafone and the Company and Avea are set through ‘Reconciliation procedure’ and ‘Call termination fees’ issued on 1 June 2006 by Telecommunications Authority. These call termination fees are effective from March 2006, May 2006 and July 2006 for Telsim, Vodafone and Avea, respectively. On 14 August 2006, the Company filed a lawsuit on Ankara Administrative Court for the injunction and cancellation of call termination fees between Turkcell and Avea which have been set as full TRY 0.14/minute (equivalent to full $0.10/minute as at 31 March 2007) for calls terminating on the Company’s network. Additionally, on 23 August 2006, the Company also filed a lawsuit on Ankara Administrative Court for the injunction and cancellation of call and SMS termination fees between Turkcell and Vodafone (Telsim for the period between 1 March- 24 May 2006) which have been set as full TRY 0.14/minute (equivalent to full $0.10/minute as at 31 March 2007) for calls terminating and full TRY 0.297/unit (equivalent to full $0.215/unit as at 31 March 2007) for SMS terminating on the Company’s network. The Ankara Administrative Court dismissed the case on 29 August 2006, deciding that it does not have jurisdiction over the case. The case has transferred to Danistay. The case is still pending.

Dispute with Avea

On 28 February 2006, Avea has initiated a lawsuit against the Company claiming that although there is an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the messages terminating in Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TRY 12,275 (equivalent to $8,894 as at 31 March 2007) for the period between February 2005 and December 2005 with its accrued interest till payment. On 10 October 2006, the Court decided that charging SMS interconnection termination fees violates the agreement between the Company and Avea, and the Company should pay Avea’s losses amounting to nominal amount of TRY 12,275 (equivalent to $8,894 as at 31 March 2007) for the period between February 2005 and December 2005 with its accrued interest till payment. The Company appealed the decision. The Company made the principal and interest payment for the period between February 2005 and December 2005 on 6 November 2006. The appeal process is still pending.

On 22 December 2006, Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TRY 6,480 (equivalent to $4,695 as at 31 March 2007) for the period between January 2006 and August 2006 with its accrued interest till payment. In line with the court decision regarding charging SMS interconnection termination fees violates the agreement between the Company and Avea, neither SMS interconnection revenue nor SMS interconnection expense has been recognized with respect to the February 2005 to June 2006 for Avea’s losses in the consolidated financial statements as at and for the year ended 31 December 2006. Also, interest has been accrued till 31 March 2007 amounting to nominal amount of TRY 1,403 (equivalent to $1,017 as at 31 March 2007) for Avea’s losses for the period between January 2006 and August 2006.

The Company has also applied to the Telecommunications Authority to set SMS interconnection prices between the Company and Avea. On 7 March 2007, the Telecommunications Authority determined the SMS termination fees between the Company and Avea as full TRY 0.0365/SMS (equivalent to full $0.0265 as at 31 March 2007).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

30.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on value added taxation with respect to roaming services

Tax Office claimed that the Company should have paid VAT on the invoices issued by foreign GSM operators for the international calls originated by the Company’s subscribers and terminating on those foreign GSM operators’ networks during the year 2000. It has been notified that, based on the calculation made by the Tax Office, the Company should pay nominal amount of TRY 19,791 (equivalent to $14,340 as at 31 March 2007) for VAT and penalty fee. Moreover, Tax Office also claimed that the Company should have paid VAT on the invoices issued by foreign GSM operators for the international calls originated by the Company’s subscribers and terminating on those foreign GSM operators’ networks during the years 2001 and 2002 amounting to nominal amount of TRY 15,972 (equivalent to $11,573 as at 31 March 2007) and TRY 23,863 (equivalent to $17,291 as at 31 March 2007) for VAT and penalty fee, respectively. Management decided not to pay such amounts and initiated judicial processes on 6 April 2006 for VAT and penalty fee for the year 2000 and on 13 July 2006 for VAT and penalty fees for the years 2001 and 2002. Management and legal counsel believe that the Company will prevail in this matter. Accordingly, the Company has not provided any accruals with respect to this matter in its consolidated interim financial statements as at 31 March 2007.

Dispute on ongoing license fee and universal service fund payment based on the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of ongoing license fee and universal service fund has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation of gross revenue for ongoing license fee and universal service fund according to the new regulation is valid after Danistay’s approval on 10 March 2006. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective. On 21 April 2006, the Company initiated a lawsuit against Turkish Treasury for the difference between the payments that were realized started from 21 July 2005 until 10 March 2006 totalling TRY 111,316 (equivalent to $80,658 as at 31 March 2007) including interest of TRY 8,667 (equivalent to $6,280 as at 31 March 2007). The case is still pending

The above-mentioned enacted law dated 3 July 2005 also assigned Telecommunications Authority for the revision of license agreement according to new regulation. However, Telecommunications Authority did not finalize such revision in a timely manner. Therefore, on 5 May 2006, the Company has initiated a lawsuit against the Telecommunications Authority in Administrative Court for the delay of the revision in license agreement preventing the new regulation to become effective until 10 March 2006. By this lawsuit, the Company has requested payment totalling TRY 112,317 (equivalent to $81,383 as at 31 March 2007) including interest of TRY 9,668 (equivalent to $7,005 as at 31 March 2007). The Company has decided to give up the request regarding the interest of TRY 9,668 (equivalent to $7,005 as at 31 March 2007). On 22 March 2007, the Court decided that the case is not under its jurisdiction.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

30.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on Telecommunications Authority fee payment based on the amended license agreement

Based on the 9th article of the new license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once in a year as Telecommunications Authority Fee. However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting ongoing license fee, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement. However, the Court rejected the Company’s injunction request. The Company objected to the Court’s decision. Danistay rejected the Company’s objection request.

On 21 June 2006, Telecommunications Authority notified the Company that the Telecommunication Authority Fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, Telecommunications Authority requested the Company to pay additional TRY 4,011 (equivalent to $2,906 as at 31 March 2007). The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of Telecommunications Authority.

Dispute on receivables from Avea regarding call termination fees

Based on the 21st article of the Access and Interconnection Regulation, the operators may retroactively apply the final call termination fees determined by Telecommunications Authority under the reconciliation procedure. Therefore, on 29 August 2006, the Company has initiated a lawsuit against Avea for the collection of its damages totaling to nominal amount of TRY 32,334 (equivalent to $23,429 as at 31 March 2007) including principal, interest and penalty on late payment covering the period from 30 June 2004 until 7 July 2006 which is the announcement date of the reference call termination fees issued by Telecommunications Authority on June 2006. On 20 February 2007 the court has dismissed the case. The company appealed the said decision.

Dispute on validity of the General Assembly Meeting

On 21 August 2006, Sonera filed a lawsuit with an injunction request for the purpose of determination of the invalidity of our General Assembly Meeting with an ordinary agenda including dividend distribution and appointment of members of the Board of Directors, held on 22 May 2006 and the invalidity of all resolutions taken in this meeting.

Dispute on Turk Telekom Transmission Tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested nominal amount of TRY 8,136 (equivalent to $5,895 as at 31 March 2007) including interest. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

30.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on the Audit Committee Member

On 21 July 2006, Alexey Khudyakov was appointed to the audit committee as an observer member. On 26 January 2007 CMB informed the Company that Alexey Khudyakov’s current status, as an observer member on the audit committee does not satisfy the requirements under Article 25 “Committees Responsible for Auditing” of the CMB. The CMB has stated that steps must be taken urgently in order to comply with Article 25. In March 2007, the Company commenced a lawsuit to suspend the execution and to annul the decision of the CMB.

Dispute on Mobile Number Portability

On 29 March 2007, the Company initiated a lawsuit against the Telecommunications Authority claiming stay of order for and the annulment of the Regulation on Mobile Number Portability issued by the Telecommunications Authority on 1 February 2007 on the ground that vested rights of the Company arising out the concession agreement were violated by the said regulation.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Related parties

Transactions with key management personnel:

Key management personnel comprise of the Group’s directors and key management executive officers.

As at 31 March 2007 and 31 December 2006, none of the Group’s directors and executive officers has outstanding personnel loans from the Company.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $1,741 and $1,393 for three months ended 31 March 2007 and 2006, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders. The Company’s management believes that all such agreements or protocols are on terms that are at least as advantageous to the Company as would be available in transactions with third parties and the transactions are consummated at their fair values. None of these balances is secured.

Other related party transactions:

Due from related parties – long term	31 March	31 December
	2007	2006
Digital Platform	69,217	70,417
Other	2,296	2,089
	71,513	72,506

Due from related parties – short term	31 March	31 December
	2007	2006
Baytur	15,371	15,067
A-Tel	13,890	19,202
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	8,385	9,439
Digital Platform	7,312	7,084
ADD Production Medya AS (“ADD”)	4,488	8,289
Superonline Uluslararasi Elektronik Bilgilendirme Telekomunikasyon ve Haberlesme Hiz. AS (“Superonline”)	2,240	1,226

Other	4,532	5,794
	56,218	66,101

Due to related parties – short term

As at 31 March 2007, due to related parties balance mostly comprise of dividend payables to shareholders of the Company and minority shareholders of Inteltek amounting to $407,273 and $41,985, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Related parties (continued)

Other related party transactions (continued):

Substantially, all of the significant due from related party balances are from Cukurova Group companies.

Due from Digital Platform, a company whose majority shares are owned by Cukurova Group, mainly resulted from receivables from call center revenues, financial support for borrowing repayments and advances given for current and planned sponsorships. On 23 December 2005, a “Restructuring Framework Agreement” was signed between Digital Platform and the Company. The agreement includes the restructuring of the Group’s receivables from Digital Platform amounting to $76,529 as at 31 March 2007 in exchange for sponsorship and the advertisement services that the Company will receive on Digital Platform’s infrastructure. Under the agreement, Digital Platform commits to pay amounts due to the Group through 15 July 2011 along with the interest in cash and advertisement services. $76,529 represents present value of future cash flows and services discounted using imputed interest rate. As at 31 March 2007, $69,217 of the balance is classified as long term due from related parties in accordance with the revised repayment schedule. Besides, the Company paid $2,655 to Digital Platform within the scope of the agreement during the three months ended 31 March 2007.

Due from Baytur, a company whose majority shares are owned by Cukurova Group, mainly resulted from advances given to Baytur for the construction of a residence project.

Due from A-Tel, a 50-50 joint venture of the Company and SDIF, resulted from simcard and prepaid card sales to this company and payables in relation to dealer activation fees and simcard subsidies for the sale of prepaid cards.

Due from KVK Teknoloji, a company whose majority shares are owned by Cukurova Group, mainly resulted from simcard and prepaid card sales to this company.

Due from ADD, a company whose majority shares are owned by Cukurova Group, mainly resulted from balances paid in advance in order to benefit from the expertise and bargaining power of ADD with third parties in media purchasing.

Due from Superonline, a company whose majority shares are owned by Cukurova Group, mainly resulted from interconnection and call center services provided by the Group.

As at 31 March 2007, short term due from related parties denominated in US Dollars and EUR comprise $20,692 and $104, respectively (31 December 2006: $22,436 and $97). As at 31 March 2007, long term due from related parties denominated in US Dollars comprise $69,217 (31 December 2006: $70,417).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Related parties (continued)

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table.

Revenues from related parties	31 March	31 March
	2007	2006
Sales to KVK Teknoloji
Simcard and prepaid card sales	108,806	115,137
Sales to A-Tel
Simcard and prepaid card sales	22,257	56,338
Sales to Digital Platform
Call center revenues and interest charges	3,900	3,130
Sales to Kyivstar
Telecommunications services	3,520	1,521
Sales to Millenicom Telekomunikasyon AS (“Millenicom”)
Telecommunications services	2,962	2,591

Related party expenses	31 March	31 March
	2007	2006
Charges from ADD
Advertisement services	36,523	30,885
Charges from A-Tel (*)
Dealer activation fees and others	8,511	18,284
Charges from KVK Teknoloji
Dealer activation fees and others	6,826	2,548
Charges from Kyivstar
Telecommunications services	4,740	1,592
Charges from Hobim
Invoicing and archieving services	3,987	2,826
Charges from Millenicom
Telecommunications services	1,982	1,321
Charges from Betting SA
Consultancy services	1,956	3,684
Charges from Baytur
Residence project	1,162	2,394

* Transactions with A-Tel have been eliminated to the extent of the Company’s interest in A-Tel for the three months ended 31 March 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.   Related parties (continued)

The significant agreements are as follows:

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of the Company’s principal SIM card distributors, is a Turkish company, which is affiliated with some of the Company’s shareholders. In addition to sales of SIM cards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company’s prepaid and postpaid brand SIM cards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation.

Agreements with A-Tel:

A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems. A-Tel is a 50-50 joint venture of the Company and SDIF. A-Tel acts as the only dealer of the Company for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sales campaigns and subscriber activations.

Agreements with Digital Platform:

Digital Platform, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s principal shareholders, the Cukurova Group. Digital Platform acquired the broadcasting rights for Turkish Super Football League by the tender held on 15 July 2004, until 31 May 2008 and the broadcasting rights were extended until 31 May 2010 with a new agreement dated 5 May 2005. On 23 December 2005, “Restructuring Framework Agreement” was signed between Digital Platform and the Company. The Company also has an agreement related to the corporate group SMS services that the Company offers to Digital Platform, and an agreement for call center services provided by the Company’s subsidiary Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS (“Global”).

Agreements with Kyivstar:

The Alfa Group,  a minor shareholder of the Company, holds the majority shares of Kyivstar. Astelit is receiving call termination and international traffic carriage services from Kyivstar.

Agreements with Millenicom:

European Telecommunications Holding AG (“ETH”), a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom is rendering and receiving call termination and international traffic carriage services to and from the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.   Related parties (continued)

Agreements with ADD:

ADD, a media planning and marketing company, is a Turkish company owned by one of the Company’s principal shareholders, the Cukurova Group. The Company entered into a media purchasing agreement with ADD on 23 January 2002, which expired on 31 December 2002 and further extended to 31 December 2003. In 2004 and 2005, the agreement was revised again with similar terms. On 1 September 2006, a revised agreement has been signed with ADD and the validity period of the agreement has been extended to 31 August 2008. The purpose of this agreement is to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. Additionally, ADD is a party of the sponsorship and advertisement agreements which are integral part of “Restructuring Framework Agreement” signed between the Company and Digital Platform.

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by the Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with scratch card printing services, monthly invoice printing services, manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined as per unit cost plus profit margin.

Agreements with Betting SA:

Betting SA is incorporated under the laws of Greece, owned by one of the major shareholders of Inteltek. Inteltek signed a service agreement with Betting SA on 11 March 2004 to get consultancy services including; monitoring operations, providing continuous evaluation of betting, maximizing game revenues of fixed odds betting, operating fixed odds betting games in the most efficient manner, with integrity and securely. In consideration of such services, Betting SA receives an amount equal to 0.55% of the gross revenues of the fixed odds betting games.

Agreements with Baytur:

The principal shareholder of Baytur, a construction company, is the Cukurova Group. Baytur committed to complete construction of 484 apartments within the scope of an agreement signed among the Company, Baytur and the land owner, which is a governmental organization, on 19 October 2004. The agreement amount is $39,650 and the project is planned to be completed in May 2007. The Company paid $1,831 in 2007 and $16,220 in 2006 to Baytur within the scope of this contract.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Group entities

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 31 March 2007 and 31 December 2006 are as follows:

Subsidiaries		Ownership Interest
	Country of	31 March	31 December
Name	incorporation	2007 (%)	2006 (%)

Kibris Telekom	Turkish Republic of Northern Cyprus	100	100
Global	Turkey	100	100
Turktell Bilisim Servisleri AS (“Turktell”)	Turkey	100	100
Iyi Eglenceler	Turkey	100	100
Tellcom	Turkey	100	100
Turktell Uluslararasi Yatirim Holding AS	Turkey	100	100
Turkcell Kurumsal Satis ve Dagitim Hizmetleri AS	Turkey	100	100
Eastasia	Netherlands	100	100
Turkcell Teknoloji	Turkey	100	100
Kule Hizmet ve isletmecilik AS	Turkey	100	100
Sans Oyunlari Yatirim Holding AS	Turkey	100	100
Corbuss Kurumsal Telekom Servis Hizmetleri AS (“Corbuss”)	Turkey	99	99
Inteltek	Turkey	55	55
Bilyoner	Turkey	55	55
Euroasia	Netherlands	55	55
Astelit	Ukraine	55	55
Financell B.V.	Netherlands	55	55

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2007

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Subsequent events
a)

On 30 April 2007, Kibris Telekom signed a License Agreement (“Agreement”) for Installation and Operation of a Digital, Cellular, Mobile Telecommunication System with the Ministry of Communications and Works of Turkish Republic of Northern Cyprus. As of the date of the Agreement, the previous GSM-Mobile Telephony System agreement, which was signed on March 25, 1999, and revenue-sharing terms will be abolished. The new agreement will be valid for 18 years from the date of signing.

The license fee was set at $30,000 including VAT and Kibris Telekom paid $15,000 upon the signing of the Agreement and the remainder will be paid in 5 equal monthly instalments. The license fee is planned to be financed by Kibris Telekom through internal and external funds.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 11, 2007	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Head of Investor Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 11, 2007	By:	/s/ Ferda Atabek
Name: Ferda Atabek Title: Investor Relations Officer